FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2008

Commission File Number 001-32399

BANRO CORPORATION
(Translation of registrant’s name into English)

1 First Canadian Place 100 King Street West, Suite 7070 Toronto, Ontario, M5X 1E3
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANRO CORPORATION

Date: March 31, 2008	/s/ Donat Madilo Donat Madilo Chief Financial Officer

INDEX TO EXHIBITS

1	Annual Information Form for the Financial Year Ended December 31, 2007 Dated March 28, 2008

2	Consolidated Financial Statements For the years ended December 31, 2007 and 2006

3	Management’s Discussion and Analysis for the Year Ended December 31, 2007

4	Form 52-109F1 - Certification of Annual Filings – Chief Executive Officer

5	Form 52-109F1 - Certification of Annual Filings – Chief Financial Officer

EXHIBIT 1

ANNUAL INFORMATION FORM

For the financial year ended December 31, 2007

Dated March 28, 2008

TABLE OF CONTENTS

Page

PRELIMINARY INFORMATION	1
Date of Information	1
Incorporation by Reference of Technical Reports	1
Forward-Looking Statements	1
Cautionary Note to U.S. Investors	2
Currency	2

ITEM 1: CORPORATE STRUCTURE	2
1.1	Name, Address and Incorporation	2
1.2	Intercorporate Relationships	3

ITEM 2: GENERAL DEVELOPMENT OF THE BUSINESS	3
2.1	Background	3
2.2	More Recent Events	4

ITEM 3: DESCRIPTION OF THE BUSINESS	5
3.1	General	5
3.2	Risk Factors	7
3.3	Banro’s Gold Projects	12
3.3.1	Twangiza	12
3.3.2	Namoya	19
3.3.3	Lugushwa	24
3.3.4	Kamituga	27
3.4	New Exploration Properties	28

ITEM 4: DIVIDENDS	28

ITEM 5: DESCRIPTION OF CAPITAL STRUCTURE	28
5.1	Authorized Share Capital	28
5.2	Shareholder Rights Plan	29

ITEM 6: MARKET FOR SECURITIES	30

ITEM 7: ESCROWED SECURITIES AND SECURITIES SUBJECT TO

CONTRACTUAL RESTRICTION ON TRANSFER	30

ITEM 8: DIRECTORS AND OFFICERS	30
8.1	Name, Occupation and Security Holding	30
8.2	Corporate Cease Trade Orders or Bankruptcies	33
8.3	Personal Bankruptcies	33
8.4	Penalties or Sanctions	34
8.5	Conflicts of Interest	34

ITEM 9: AUDIT COMMITTEE INFORMATION	34

ITEM 10: PROMOTERS	36

ITEM 11: LEGAL PROCEEDINGS AND REGULATORY ACTIONS	36

ITEM 12: INTEREST OF MANAGEMENT AND OTHERS

IN MATERIAL TRANSACTIONS	37

ITEM 13: TRANSFER AGENTS AND REGISTRAR	37

ITEM 14: MATERIAL CONTRACTS	38

ITEM 15: INTERESTS OF EXPERTS	38
15.1	Names of Experts	38
15.2	Interests of Experts	38

ITEM 16: ADDITIONAL INFORMATION	39

SCHEDULE “A” - AUDIT COMMITTEE TERMS OF REFERENCE

PRELIMINARY INFORMATION

Date of Information

All information in this annual information form ("AIF") is as at December 31, 2007, unless otherwise indicated.

Incorporation by Reference of Technical Reports

The following technical reports, or excerpts from technical reports (as applicable), are incorporated by reference into, and form part of, this AIF. These reports have been filed on, and may be accessed using, the System for Electronic Document Analysis and Retrieval ("SEDAR") on the internet at www.sedar.com.

1.

The technical report of SENET dated September 13, 2007 and entitled "Preliminary Assessment NI 43-101 Technical Report, Twangiza Gold Project, South Kivu Province, Democratic Republic of Congo" (the "Twangiza Technical Report").

2.

The technical report of SENET dated August 17, 2007 and entitled "Preliminary Assessment NI 43-101 Technical Report, Namoya Gold Project, Maniema Province, Democratic Republic of Congo" (the "Namoya Technical Report").

3.

The technical report of Michael B. Skead (who was Vice President, Exploration of the Company at the time the report was prepared) dated March 30, 2007 and entitled "Third NI 43-101 Technical Report, Lugushwa Project, South Kivu Province, Democratic Republic of the Congo" (the "Lugushwa Technical Report").

4.

Section 2 (entitled "Regional Geology") and section 3 (entitled "Kamituga") of the technical report of Steffen, Robertson and Kirsten (UK) Ltd. ("SRK") dated February 2005 and entitled "NI 43-101 Technical Report Resource Estimation and Exploration Potential at the Kamituga, Lugushwa and Namoya Concessions, Democratic Republic of Congo" (the "SRK Technical Report").

Forward-Looking Statements

This AIF and the documents incorporated by reference herein contain forward-looking statements. All statements, other than statements of historical fact, that address activities, events or developments that Banro Corporation (the "Company" or "Banro") believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding estimates and/or assumptions in respect of production, revenue, cash flow and costs, estimated project economics, mineral resource estimates, potential mineralization, potential mineral resources and the Company's exploration and development plans and objectives with respect to its projects) are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things: uncertainty of estimates of capital and operating costs, production estimates and estimated economic return; the possibility that actual circumstances will differ from the estimates and assumptions used in the preliminary assessments and mine plans in respect of the Company's Twangiza and Namoya

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projects; failure to establish estimated mineral resources; fluctuations in gold prices and currency exchange rates; inflation; gold recoveries being less than those indicated by the metallurgical testwork carried out to date (there can be no assurance that gold recoveries in small scale laboratory tests will be duplicated in large tests under on-site conditions or during production); changes in equity markets; political developments in the Democratic Republic of the Congo; changes to regulations affecting the Company's activities; uncertainties relating to the availability and costs of financing needed in the future; the uncertainties involved in interpreting drilling results and other geological data; and the other risks discussed in item 3.2 ("Risk Factors") of this AIF.

Although Banro has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

Cautionary Note to U.S. Investors

The United States Securities and Exchange Commission (the "SEC") permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Certain terms are used in this AIF, such as "measured", "indicated", and "inferred" "resources", that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in the Company's Form 40-F Registration Statement, File No. 001-32399, which may be secured from the Company, or from the SEC's website at http://www.sec.gov/edgar.shtml.

Currency

All dollar amounts in this AIF are expressed in United States dollars, except as otherwise indicated. References to "$" or "US$" are to United States dollars and references to "Cdn$" are to Canadian dollars. For United States dollars to Canadian dollars, based on the Bank of Canada nominal noon rate, the average exchange rate for 2007 and the exchange rate at December 31, 2007 were one United States dollar per $1.0748 and $0.9881 Canadian dollars, respectively. For reporting purposes, the Company prepares its financial statements in United States dollars and in conformity with accounting principles generally accepted in Canada.

ITEM 1: CORPORATE STRUCTURE

1.1	Name, Address and Incorporation

The head office and registered office of Banro is located at 1 First Canadian Place, Suite 7070, 100 King Street West, Toronto, Ontario, M5X 1E3.

The Company was incorporated under the Canada Business Corporations Act (the "CBCA") on May 3, 1994 by articles of incorporation. Pursuant to articles of amendment effective May 7, 1996, the name of the Company was changed from Banro International Capital Inc. to Banro Resource Corporation and the authorized share capital of the Company was increased by creating an unlimited number of a new class of

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shares designated as preference shares, issuable in series. The Company was continued under the Ontario Business Corporations Act by articles of continuance effective on October 24, 1996. By articles of amendment effective on January 16, 2001, the name of the Company was changed to Banro Corporation and the Company's outstanding common shares were consolidated on a three old for one new basis. The Company was continued under the CBCA by articles of continuance dated April 2, 2004. By articles of amendment dated December 17, 2004, the Company's outstanding common shares were subdivided by changing each one of such shares into two common shares.

1.2	Intercorporate Relationships

The following chart illustrates the relationship between Banro and its material subsidiaries, together with the jurisdiction of incorporation of each such subsidiary and the percentage of voting securities beneficially owned, or controlled or directed, directly or indirectly, by Banro.

ITEM 2: GENERAL DEVELOPMENT OF THE BUSINESS

The Company is a Canadian-based gold exploration company focused on the exploration and development of four major, 100% owned gold projects (the "Projects") located along the 210 kilometre-long Twangiza-Namoya gold belt in the South Kivu and Maniema Provinces of the eastern region of the Democratic Republic of the Congo (the "DRC"). These Projects are known as Twangiza, Namoya, Lugushwa and Kamituga.

2.1	Background

In 1996, the Company acquired, by way of several transactions, 72% of the outstanding shares of the DRC company, Société Zaïroise Minière et Industrielle du Kivu S.A.R.L. ("SOMINKI"). The DRC government held the remaining 28% of SOMINKI's shares as a participating interest. SOMINKI, which held 100% of the Projects, was an operating, very well-established mining company in the DRC with a long production history. With the acquisition of control of SOMINKI, the Company also acquired SOMINKI's significant library of geological and exploration data that had accumulated since the early 1920s.

In early 1997, the DRC government ratified a new 25 year (subsequently extended to 30 years) mining convention (the "Mining Convention") among itself, SOMINKI and the Company. The Mining Convention provided for the transfer of all of the mineral assets and real property of SOMINKI to a newly created DRC company,

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Société Aurifère du Kivu et du Maniema S.A.R.L. ("SAKIMA"), and that 93% of SAKIMA's shares were to be held by the Company, with the remaining 7% to be owned by the DRC government as a non-dilutive interest. The Mining Convention also provided for, among other things, confirmation of title in respect of all of the Projects.

Commencing in August 1997 and ending in April 1998, the Company carried out a phase I exploration program on the Twangiza Project which consisted of geological mapping, surveying, data verification, airborne geophysical surveying, diamond drilling and resource modeling.

In July 1998, the DRC government, without prior warning or consultation, issued Presidential decrees which effectively resulted in the expropriation of the Company's Projects.

In April 2002, the DRC government formally signed a settlement agreement (the "Settlement Agreement") with the Company. The agreement called for, among other things, the Company to hold a 100% interest in the Twangiza, Kamituga, Lugushwa and Namoya Projects under a revived Mining Convention. In accordance with the Settlement Agreement, the Company reorganized the Projects by transferring the Projects from SAKIMA to four newly-created, wholly-owned DRC subsidiaries of the Company (which are named Twangiza Mining SARL, Kamituga Mining SARL, Lugushwa Mining SARL and Namoya Mining SARL), each of which owns 100% of its respective Project (see item 1.2 of this AIF).

In late 2003, the Company re-opened its exploration office in the town of Bukavu in eastern DRC.

2.2	More Recent Events

Recruitment of Management- During 2004, the Company recruited a management team with extensive African and gold industry experience. Included in the people who joined the Company during 2004 were Peter N. Cowley as Chief Executive Officer, President and a director, Simon F.W. Village as Chairman of the Board and a director, Michael B. Skead as Exploration Manager (later promoted to Vice President, Exploration) and John A. Clarke as a director. See item 8 ("Directors and Officers") of this AIF.

Resumption of Exploration - In November 2004, the Company commenced exploration activities at the Namoya Project and in January 2005 the Company commenced exploration activities at the Lugushwa Project. The Company commenced the second phase of exploration at the Twangiza Project in October 2005.

Stock Exchange Listings - On March 28, 2005, the Company's common shares began trading on the American Stock Exchange. On November 10, 2005, the Company's common shares began trading on the Toronto Stock Exchange (the "TSX") and ceased trading on the TSX Venture Exchange concurrent with the TSX listing. RBC Capital Markets acted as sponsor to Banro in its application for listing on the TSX.

Financings

In March 2004, the Company completed a Cdn$16,000,000 private placement financing.

In July 2005, the Company completed an Cdn$18,375,000 private placement financing. This placement was made to an investment fund managed by Capital Research and Management Company and to institutional accounts managed by affiliates of Capital Group International, Inc.

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In October 005, the Company completed a non-brokered Cdn$13,000,000 private placement financing. The subscribers in respect of this financing were an investment fund managed by Actis Capital LLP and an investment fund co-managed by Actis Capital LLP and Cordiant Capital Inc.

In May2006, the Company completed an equity financing for total gross proceeds of Cdn$56,012,800. The underwriters who conducted this financing were RBC Capital Markets as lead manager, Raymond James Ltd. and MGI Securities Inc.

Acquisition of Additional Properties

In March 2007, the Company announced that its wholly-owned DRC subsidiary, Banro Congo Mining SARL, had acquired 14 exploration permits covering 3,130 square kilometres of ground located between and contiguous to the Company's Twangiza, Kamituga and Lugushwa Projects. The applications for these permits were originally filed with the Mining Cadastral shortly after implementation of the DRC's new Mining Code in June 2003.

Preliminary Assessments

In July 2007, the Company announced the results of its preliminary assessments (i.e. "scoping studies") of its Namoya and Twangiza Projects. These studies were prepared with input from a number of independent consultants including SRK Consulting, Cardiff (mining and environmental), SGS Lakefield, Johannesburg (metallurgical testwork), Knight Piésold Ltd., Vancouver (power) and SENET, Johannesburg (processing and infrastructure). SENET also undertook the preliminary economic valuation and technical report compilation. See items 3.3.1 and 3.3.2 of this AIF for additional information with respect to these preliminary assessments.

Hiring of New C.E.O.

Michael J. Prinsloo was appointed Chief Executive Officer of the Company effective September 17, 2007. Mr. Prinsloo is to lead the Company's transition from gold explorer to developer, with specific responsibility for overseeing the planned feasibility studies on Banro's Twangiza and Namoya Projects and for taking these Projects through the construction stage and into production. Mr. Prinsloo has some 35 years of experience in the gold mining industry, including acting as Head of South African Operations of Gold Fields Limited from 2002 to 2006.

Mr. Prinsloo was also appointed President of the Company in March 2008 following the retirement of Peter N. Cowley as President.

ITEM 3: DESCRIPTION OF THE BUSINESS

3.1	General

The Company is a Canadian-based gold exploration company focused on the exploration and development of four major, 100% owned gold projects (the "Projects") located along the 210 kilometre-long Twangiza-Namoya gold belt in the South Kivu and Maniema Provinces of the eastern region of the Democratic Republic of the Congo (the "DRC"). These Projects are known as Twangiza, Namoya, Lugushwa and Kamituga and consist of a total of 13 exploitation permits held by the following wholly-owned DRC subsidiaries of the Company:Twangiza Mining SARL, Namoya Mining SARL, Lugushwa Mining SARL and Kamituga Mining SARL. See items 3.3.1, 3.3.2, 3.3.3 and 3.3.4 of this AIF for additional information relating to the Company's said four Projects.

In March 2007, the Company announced that its wholly-owned DRC subsidiary, Banro Congo Mining SARL, had acquired 14 exploration permits covering 3,130 square kilometres of ground located between

5

and contiguous to the Company's Twangiza, Kamituga and Lugushwa Projects. The applications for these permits were originally filed with the Mining Cadastral shortly after implementation of the DRC's new Mining Code in June 2003. With the award of these exploration permits, Banro now controls 5,730 square kilometres of land within and adjacent to the Twangiza-Namoya gold belt.

Employees

The Company and its subsidiaries have a total of 208 full-time employees (as at December 31, 2007).

Social and Environmental Policies

(a) The Banro Foundation

Since launching its current exploration programs in late 2004, Banro has been working with local communities to promote development. In late 2005, the Company formalized this commitment to community development with the creation of the Banro Foundation. The Banro Foundation is a registered charity in the DRC with a mandate to support education, health and infrastructure improvements, principally in the local communities where Banro operates. The Company funds the Banro Foundation and has created a management structure that ensures local participation in decision-making. The Foundation focuses on needs that have been identified by local committees of community leaders and invests in improvements that will benefit communities as a whole. To the extent possible, the Foundation employs local labour in all initiatives.

In October 2007, the Banro Foundation opened new administrative offices at Twangiza, Lugushwa and Namoya, with the participation of the Governors of South Kivu and Maniema provinces and provincial ministers. A number of new community initiatives were launched as part of the inauguration ceremonies.

In February 2008, Banro announced that it has formed a partnership with CARE to promote sustainable development at the communities near its operations in South Kivu and Maniema provinces of the DRC. The Company believes that the partnership will significantly enhance and provide a comprehensive framework for the activities of the Banro Foundation. CARE's experience in a broad range of sectors will allow the Banro Foundation to address not only education, basic health and infrastructure needs, but such challenges as the empowerment of women, private sector development, high child mortality rates and HIV/AIDS, malaria and TB prevention and treatment. CARE will lead a needs assessment mission to the communities of Twangiza, Lugushwa and Namoya during the second quarter of 2008. In the Banro press release announcing the partnership, CARE was quoted as commenting that, "Banro is an appropriate partner for CARE as it has demonstrated a serious commitment to community development through the activities of its Foundation and its success in creating capacity-building jobs and opportunities for local Congolese." CARE proposes using the United Nations' Millennium Development Goals to focus Banro's community development efforts, with the goal of creating long term sustainable economic and social benefits for the communities near Banro's operations.

Additional information with respect to the Banro Foundation can be found on the Company's web site at www.banro.com.

(b) Job Creation

Banro is committed to the creation of jobs and economic opportunities for local Congolese. In a short period of time, Banro has gone from having no presence in the eastern DRC to being one of the largest private employers in the region. As it has grown, the Company has deliberately created opportunities for

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many local Congolese. Additional information with respect to job creation can be found on the Company's web site at www.banro.com.

(c) Environmental Protection and Workplace Safety

As set out in the Business Conduct Policy adopted by the Company (a copy of this policy can be obtained from SEDAR at www.sedar.com), the Company believes that effectiveness in environmental standards, along with occupational health and safety, is an essential part of achieving success in the mineral exploration business. The Business Conduct Policy states that Banro will therefore work at continuous improvement in these areas and will be guided by the following principles: (a) creating a safe work environment; (b) minimizing the environmental impacts of its activities; (c) building cooperative working relationships with local communities and governments in the Company's areas of operations; (d) reviewing and monitoring environmental and safety performance; and (e) prompt and effective response to any environmental and safety concerns.

Banro adheres to the E3 Environmental Excellence in Exploration guidelines, which were developed by the Prospectors and Developers Association of Canada.

Banro's management has also taken steps to ensure that all employees and suppliers respect and adhere to the laws of the DRC with respect to the protection of threatened and endangered species.

3.2	Risk Factors

The exploration and development of gold properties are speculative activities that involve a high degree of financial risk. The risk factors which should be taken into account in assessing the Company's activities and an investment in its securities include, but are not necessarily limited to, those set out below. Any one or more of these risks could have a material adverse effect on the value of any investment in the Company and the business, financial position or operating results of the Company and should be taken into account in assessing the Company's activities.

The following summary, which is not exhaustive, represents some of the major risk factors that affect Banro.

Risks of Operating in the DRC

Banro's Projects are located in the east of the DRC. The assets and operations of the Company are therefore subject to various political, economic and other uncertainties, including, among other things, the risks of war and civil unrest, expropriation, nationalization, renegotiation or nullification of existing licenses, permits, approvals and contracts, taxation policies, foreign exchange and repatriation restrictions, changing political conditions, international monetary fluctuations, currency controls and foreign governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. Changes, if any, in mining or investment policies or shifts in political attitude in the DRC may adversely affect Banro's operations or profitability. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety. Failure to comply strictly with applicable laws, regulations and local practices relating to mineral rights, could result in loss, reduction or expropriation of entitlements. In addition, in the event of a dispute arising from operations in the DRC, the Company may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in Canada. The Company also may be hindered or

7

prevented from enforcing its rights with respect to a governmental instrumentality because of the doctrine of sovereign immunity. It is not possible for the Company to accurately predict such developments or changes in laws or policy or to what extent any such developments or changes may have a material adverse effect on the Company's operations.

The DRC is a developing nation emerging from a period of civil war and conflict. Physical and institutional infrastructure throughout the DRC is in a debilitated condition. The DRC is in transition from a largely state controlled economy to one based on free market principles, and from a non-democratic political system with a centralized ethnic power base, to one based on more democratic principles (presidential and parliamentary elections were successfully held in 2006). There can be no assurance that these changes will be effected or that the achievement of these objectives will not have material adverse consequences for Banro and its operations. The DRC continues to experience instability in parts of the country due to certain militia and criminal elements. While the government and United Nations forces are working to support the extension of central government authority throughout the country, there can be no assurance that such efforts will be successful.

HIV/AIDS, malaria and other diseases represent a serious threat to maintaining a skilled workforce in the mining industry in the DRC. HIV/AIDS is a major healthcare challenge faced by the Company's operations in the country. There can be no assurance that the Company will not lose members of its workforce or workforce manhours or incur increased medical costs, which may have a material adverse effect on the Company's operations.

The DRC has historically experienced relatively high rates of inflation.

Exploration and Mining Risks

All of the Company's properties are in the exploration stage only and none of the properties contain a known body of commercial ore. The exploration for and development of mineral deposits involves significant risks that even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. Major expenditures may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. Whether a mineral deposit, once discovered, will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in Banro not receiving an adequate return on invested capital.

There is no certainty that the expenditures made by Banro towards the search for and evaluation of mineral deposits will result in discoveries that are commercially viable. In addition, assuming discovery of a commercial ore-body, depending on the type of mining operation involved, several years can elapse from the initial phase of drilling until commercial operations are commenced.

Mining operations generally involve a high degree of risk. Such operations are subject to all the hazards and risks normally encountered in the exploration for, and development and production of gold and other precious or base metals, including unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability. Milling operations are subject to hazards

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such as equipment failure or failure of retaining dams around tailings disposal areas, which may result in environmental pollution and consequent liability.

Finance Requirements

The Company will require significant financing in order to carry out plans to develop its Projects. The Company has no revenues and is wholly reliant upon external financing to fund such plans. There can be no assurance that such financing will be available to the Company or, if it is, that it will be offered on acceptable terms. If additional financing is raised through the issuance of equity or convertible debt securities of the Company, the interests of the Company's shareholders in the net assets of the Company may be diluted. Any failure of the Company to obtain required financing on acceptable terms could have a material adverse effect on the Company's financial condition, results of operations and liquidity and require the Company to cancel or postpone planned capital investments.

Infrastructure for the Projects

The Company's Projects are located in remote areas of the DRC, which lack basic infrastructure, including sources of power, water, housing, food and transport. In order to develop any of its Projects Banro will need to establish the facilities and material necessary to support operations in the remote locations in which they are situated. The remoteness of each Project will affect the potential viability of mining operations, as Banro will also need to establish substantially greater sources of power, water, physical plant and transport infrastructure than are currently present in the area. The lack of availability of such sources may adversely affect mining feasibility and will, in any event, require Banro to arrange significant financing, locate adequate supplies and obtain necessary approvals from national, provincial and regional governments, none of which can be assured.

Gold Prices

The future price of gold will significantly affect the development of Banro's Projects. Gold prices are subject to significant fluctuation and are affected by a number of factors which are beyond Banro's control. Such factors include, but are not limited to, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major gold-producing countries throughout the world. The price of gold has fluctuated widely in recent years, and future serious price declines could cause continued development of and commercial production from Banro's mineral interests to be impracticable. Depending on the price of gold, projected cash flow from planned mining operations may not be sufficient and Banro could be forced to discontinue development and may be forced to sell its Projects. Future production from Banro's Projects is dependent on gold prices that are adequate to make these Projects economic.

No History of Mining Operations or Profitability

Banro does not have a history of mining operations, and there is no assurance that it will produce revenue, operate profitably or provide a return on investment in the future. Banro has only incurred operating losses, and the development of its Projects is at an early stage. It is therefore not possible to evaluate future prospects based on past performance. There can be no certainty that Banro will achieve or sustain profitability or achieve or sustain positive cash flow from its operating activities.

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Uncertainty in the Estimation of Mineral Resources

There is a degree of uncertainty to the calculation of mineral resources. Until mineral resources are actually mined and processed, the quantity and grade of mineral resources must be considered as estimates only. In addition, the quantity and grade of mineral resources may vary depending on, among other things, metal prices. Any material change in quantity or grade of mineral resources may affect the economic viability of the deposit. In addition, there can be no assurance that gold recoveries or other metal recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

Uncertainty Relating to Inferred Mineral Resources

There is a risk that the inferred mineral resources cannot be converted into mineral reserves as the ability to assess geological continuity is not sufficient to demonstrate economic viability. Due to the uncertainty that may attach to inferred mineral resources, there is no assurance that inferred mineral resources will be upgraded to resources with sufficient geological continuity to constitute proven and probable mineral reserves as a result of continued exploration.

Dependence on Limited Properties

The Twangiza, Lugushwa, Namoya and Kamituga Projects account for all of the Company's mineral resources. Any adverse development affecting the progress of any of these Projects may have a material adverse effect on the Company's financial performance and results of operations.

Market Perception

Market perception of junior gold exploration companies such as the Company may shift such that these companies are viewed less favourably. This factor could impact the value of investors' holdings and the ability of the Company to raise further funds, which could have a material adverse effect on the Company's business, financial condition and prospects.

Uninsured Risks

Banro may become subject to liability for accidents, pollution and other hazards against which it may elect not to insure because of premium costs or for other reasons, or in amounts which exceed policy limits. Losses from these events may cause Banro to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

Environmental Risks and Hazards

All phases of Banro's operations are subject to environmental regulation. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect Banro's operations. Environmental hazards may exist on the properties on which Banro holds interests which are unknown to Banro at present and which have been caused by previous owners or operators of the properties. Reclamation costs are uncertain and planned expenditures may differ from the actual expenditures required.

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Government Regulation

Banro's mineral exploration and planned development activities are subject to various laws governing prospecting, mining, development, production, taxes, labour standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters. Although Banro's exploration and development activities are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail development.

Many of Banro's mineral rights and interests are subject to government approvals, licenses and permits. Such approvals, licenses and permits are, as a practical matter, subject to the discretion of the applicable governments or governmental officials. No assurance can be given that Banro will be successful in maintaining any or all of the various approvals, licenses and permits in full force and effect without modification or revocation. To the extent such approvals are required and not obtained, Banro may be curtailed or prohibited from continuing or proceeding with planned exploration or development of mineral properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to current laws and regulations governing operations or more stringent implementation thereof could have a substantial adverse impact on Banro and cause increases in exploration expenses, capital expenditures or require abandonment or delays in development of mineral interests.

Share Price Risk

The market price of a publicly traded stock, particularly a junior resource issuer like the Company, is affected by many variables not directly related to the success of the company, including the market for all junior resource sector shares, the breadth of the public market for the stock, and the attractiveness of alternative investments. The affect of these and other factors on the market price of common shares on the exchanges on which the Company trades suggests that the Company’s shares will be volatile.

Future Sales of Common Shares by Existing Shareholders

Sales of a large number of the Company's common shares in the public markets, or the potential for such sales, could decrease the trading price of such shares and could impair Banro's ability to raise capital through future sales of common shares. Banro has previously completed private placements at prices per share which are lower than the current market price of its common shares. Accordingly, a significant number of the Company's shareholders have an investment profit in the common shares that they may seek to liquidate.

Currency Risk

The Company uses the United States dollar as its functional currency. Fluctuations in the value of the United States dollar relative to the Canadian dollar could have a material impact on the Company’s

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consolidated financial statements by creating gains or losses. No currency hedge policies are in place or are presently contemplated.

Dependence on Management and Key Personnel

The success of the Company depends on the good faith, experience and judgment of the Company's management and advisors in supervising and providing for the effective management of the business and the operations of the Company. The Company is dependent on a relatively small number of key personnel, the loss of any one of whom could have an adverse effect on the Company. The Company currently does not have key person insurance on these individuals. The Company may need to recruit additional qualified personnel to supplement existing management and there is no assurance that the Company will be able to attract such personnel.

Competition

The natural resource industry is intensely competitive in all of its phases, and the Company competes with many companies possessing greater financial resources and technical facilities than itself.

Conflict of Interest

A number of directors of the Company also serve as directors and/or officers of other companies involved in the exploration and development of natural resource properties. As a result, conflicts may arise between the obligations of these individuals to the Company and to such other companies.

3.3	Banro's Gold Projects

The Company holds, through four wholly-owned DRC subsidiaries, a 100% interest in four gold Projects, which are known as Twangiza, Namoya, Lugushwa, and Kamituga. These Projects are comprised of a total of 13 exploitation permits and are found along the 210 kilometre-long Twangiza-Namoya gold belt in the South Kivu and Maniema Provinces of eastern DRC. These Projects, totalling 2,600 square kilometres, cover all the major, historical producing areas of the gold belt, where approximately 2.4 million ounces of gold were reportedly produced in the past from alluvial and hard rock sources.

Qualified Persons

The "qualified person" (as such term is defined in National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") of the Canadian Securities Administrators) who oversees the Company's exploration programs is Daniel K. Bansah. Mr. Bansah, who is Vice President, Exploration of Banro, has reviewed and approved the technical information in this AIF. See item 15.1 of this AIF for the names of the "qualified persons" (as such term is defined in NI 43-101) for the purposes of the various technical reports referred to in the following items 3.3.1 to 3.3.4 of this AIF.

3.3.1	Twangiza

The following is a reproduction of the summary from the Twangiza Technical Report, a copy of which can be obtained from SEDAR at www.sedar.com. Refer to the Twangiza Technical Report for detailed disclosure regarding the Twangiza Project. The Twangiza Technical Report is incorporated into this AIF by reference. Note that, following the filing of the Twangiza Technical Report in September 2007, the Company announced, in a press release dated January 15, 2008, updated mineral resource estimates for the Twangiza Project. Accordingly, the mineral resource estimates for the Twangiza Project set out in Twangiza Technical Report and included in the following reproduction of the summary from such report

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have been superseded. See the disclosure below under the heading "Updated Mineral Resource Estimates for Twangiza (January 2008)" which sets out the current mineral estimates for the Twangiza Project.

Reproduction of Summary from Twangiza Technical Report

"The 1,164 square kilometre Twangiza Property is located in the South Kivu Province of the Democratic Republic of the Congo (DRC), 35 kilometres west of the Burundi border and 45 kilometres to the south southwest of Bukavu (Figures 1 and 2). The Twangiza Property consists of six exploitation permits, which are wholly-owned by Banro Corporation (Banro) indirectly through a Congolese subsidiary, Twangiza Mining sarl (Figures 3 and 4).

The Twangiza deposit is located at the hinge of the Twangiza anticline, which is underlain by mudstone, siltstones and greywackes that have been intruded along bedding planes by porphyry sills. Auriferous sulphides (pyrite and arsenopyrite) occur as dissemination and vein gangue in both the sediments and the feldspar porphyry sills. Sulphide content is greatest at the axial plane of the fold as brittle deformation is greatest due to extension forces from the folding.

This technical report summarizes the results of geological modelling and resource estimation of the Twaniza Main and the recently discovered Twangiza North deposits, the evaluation of the Mwana River “Valley Fill” and the recently completed preliminary economic assessment of the Twangiza Property.

The resource estimates come at the end of the third phase of resource drilling and sampling of the Twangiza Main and Twangiza North deposits which was completed in May 2007, and the Mwana River “Valley Fill” sampling completed in December 2006. Appendix I is the evaluation report of the Mwana River "Valley Fill".

One hundred recent diamond drill holes totalling 23,873.12 metres, nineteen diamond holes (9,122 metres) drilled in 1997/98 and previously developed and verified adit and trench data were used in the remodelling exercise. As part of the Company's QA/QC procedures, internationally recognised standards, duplicates and blanks were inserted into the sample batches. A total of 2,033 relative density measurements were taken from the recent drill core to convert volumes into tonnages. The amount of sampling data, geological mapping and assaying results are therefore considered to have been adequately checked for it to be employed in the estimation of the current mineral resources.

The methodology employed in estimating the mineral resources utilised a 3-dimensional wireframe model of the mineralization interpreted within a 0.3 - 1.0 g/t Au sample cutoff, defined first in plan using the adit and trench data at 20 metre intervals, and then with drill hole data on cross sections at 40 - 160 meter intervals. The increased geological knowledge is a major constraining factor on the Twangiza resource. The geological aspects considered were lithological and the structural relationship to the antiformal axis and some faulting on the east limb as well as the Twangiza North mineralisation. For the Twangiza Main deposit, the ore body model was constrained within the wireframe with primary block dimensions of 20 meters in the strike and cross structure directions, and 10 meters in the vertical direction. For the Twangiza North deposit, only grade envelopes were used in the modelling process, a function which is reflected in the classification of resources. The orebody model was constrained within the grade wireframe with primary

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block dimensions of 10 meters in the strike and cross structure directions, and 5 meters in the vertical direction.

Semi-variograms were constructed using two-metre sample composite of the gold values that locate within the mineralized domain. Some structure was apparent in the along strike and down-dip directions of the Twangiza Main data allowing for ordinary kriging interpolation algorithm to be employed. For Twangiza North, inverse distance squared weighting was used to interpolate grades into the model, a feature which is reflected in the classification of the resource.

Ore classification was carried out using solid wireframes to flag blocks as Measured, Indicated and Inferred Resources. For the Twangiza Main deposit, the improved geological knowledge coupled with the increased data density, the continuity of the mineralization and the increase reliability of the database, have allowed resources to be classified with higher confidence.

Steffen, Robertson and Kirtsen (UK) Ltd. (SRK), who undertook the initial data compilation in 1998 and followed it up with a valuation of the project between 1999 and 2003, have reviewed the field work and the modelling and estimation procedures in respect of the Twangiza Property and concur with the approach used by Banro.

The tables below summarize the current Mineral Resource Estimates for Twangiza using a 1.0 g/t Au cut-off (with an effective date of June 6, 2007).

Mineral Resource Category	Tonnes	Grade (g/t Au)	Contained Gold (Ounces)
Measured	14,510,000	2.82	1,313,400
Indicated	31,460,000	1.81	1,832,800
Measured & Indicated	45,970,000	2.13	3,146,200
Inferred	47,474,000	2.02	3,088,100

Material Type	Measured & Indicated			Inferred
	Tonnes	Grade (g/t Au)	Contained Gold (Ounces)	Tonnes	Grade (g/t Au)	Contained Gold (Ounces)
Oxide	13,080,000	2.72	1,143,900	5,121,000	3.37	555,100
Transition	11,356,000	2.32	846,100	3,845,000	3.05	377,100
Fresh	21,534,000	1.67	1,156,200	38,508,000	1.74	2,155,900
Total	45,970,000	2.13	3,146,200	47,474,000	2.02	3,088,100

Tonnage rounded to the nearest '000 and ounces rounded to the nearest '00.

The Inferred Mineral Resource is inclusive of the "Valley Fill" material of 0.132 million ounces of gold (0.985 million tonnes grading 4.16 g/t Au).

The current estimates for the Measured and Indicated Mineral Resources of Twangiza compare to the previous estimates (January 2007) as follows:

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June 2007 Estimates: 45.97 Mt at a mean grade of 2.13 g/t containing 3,146,200 ounces of gold.

January 2007 Estimates: 39.23 Mt at a mean grade of 2.39 g/t containing 3,008,000 ounces of gold.

The increase in the metal content of the high confidence resources in the current estimates relative to the January 2007 estimates is a function of the increased data density and improved geological knowledge as a result of the additional drilling.

The current resource estimates are encouraging in terms of the increases in the Mineral Resources, and give a clear scope and direction to the project.

A preliminary assessment of the Twangiza Project was completed in July 2007 and the results are summarized in this report. Pit optimizations and Mining studies were undertaken on the Measured, Indicated and Inferred Mineral Resources from which mining schedules were estimated. Results from metallurgical testwork of the various ore types at Twangiza were used to determine metallurgical recoveries and determine the gravity/Carbon-in-Leach (CIL) processing flow sheet. Infrastructural and site services were estimated for the Project together with hydroelectric and diesel power alternatives.

An economic model and financial analysis was undertaken based on the following assumptions:

Parameter	Units	Hydroelectric Assumption	Diesel Assumption
Gold Price	US$/oz	600	600
Discount Rate	%	5%	5%
Life of Mine after pre-production	Years	13	11
Oxides LoM Tonnage	t	20,251,636	19,361,597
Oxides LoM Grade	g/t Au	2.49	2.49
Oxides Recovery	%	91.0%	91.0%
Transition-FP LoM Tonnage	t	6,389,376	5,644,887
Transition- FP LoM Grade	g/t Au	2.58	2.54
Transition- FP LoM Recovery	%	84%	84%
Transition-CMS LoM Tonnage	t	5,164,548	4,886,450
Transition- CMS LoM Grade	g/t Au	2.91	2.89
Transition- CMS LoM Recovery	%	38%	38%
Fresh- FP LoM Tonnage	t	14,016,303	10,511,452
Fresh -FP LoM Grade	g/t Au	1.53	1.53
Fresh-FP LoM Recovery	%	90%	90%
Fresh- CMS LoM Tonnage	t	17,339,827	11,461,992
Fresh -CMS LoM Grade	g/t Au	1.83	1.85
Fresh-CMS LoM Recovery	%	54%	54%
Stockpile Tonnage	t	1,837,025	3,013,077

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Parameter	Units	Hydroelectric Assumption	Diesel Assumption
Stockpile Grade	g/t Au	2.59	2.33
Stockpile Recovery	%	72%	70%
Royalty	%	n/a	n/a
Tax Rate	%	5 % on imports	5 % on imports
Initial Capital Costs	US$ 000	347,469	299,193
Sustaining Capital	US$ 000	32,823	27,703
Fixed Equipment Capital resale	%	10%	10%
Hydro Equipment Capital resale	%	30%	n/a

The results of the financial analysis for the Twangiza hydroelectric and diesel options are summarized below:

Summary of Financial Analysis
		Hydroelectric	Diesel
Gold Annual Production - First 7 years	oz	317,502	312,526
Gold Annual Production - LoM	oz	260,336	268,899
Cash Operating Costs - First 7 years	US$/oz	215	293
Cash Operating Costs - LoM	US$/oz	257	331
Post Tax NPV at discount rate of 5%	US$ million	511	312
IRR	%	33.4%	29.1%
Payback time	years	2.6	2.7
Project net cash flow after tax and capex	US$ million	791	480

The results of the preliminary assessment of the Twangiza Project are encouraging and warrant the progression of the Twangiza Project to the pre-feasibility study stage.

It is recommended that the exploration programme at Twangiza for the rest of 2007 should focus on the following:

•	Continue with regional exploration to define known mineralization as well as identify new targets.

•	Diamond drilling to test soil geochemical anomalies in order to generate additional Indicated and Inferred Mineral Resources.

•	Infill diamond drilling to obtain sufficient information for moving the Inferred Resources to the Indicated category and Indicated Resources to the Measured category.

•	Refine the geological model and update the resource model, and subsequently convert the mineral resources to mineral reserves on completion of optimized pit designs.

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•

Completion of a pre-feasibility study to provide increased confidence on the economic viability of the Twangiza Project. For completion of the pre-feasibility study, the following will need to be undertaken in addition to the infill drilling:

•	Geotechnical drilling to better assess pit slope stabilities for the proposed open pits.

•

Additional metallurgical testwork to further define the chemical and physical characteristics of the various ore material types in order to optimise plant recoveries and further define the processing plant flowsheet.

•	Select preferred tailings site location and undertake initial geotechnical assessment.

•	Select preferred plant and other plant infrastructure sites (i.e. access roads, haul roads, waste dumps, and accommodation village).

•	Undertake a pre-feasibility study on the hydroelectric potential for the Twangiza Project.

•	Further define access and transportation routes.

•	Complete a pre-feasibility Environmental and Social Impact Assessment for the Twangiza Project.

•	Further define capital and operating costs and reduce contingency costs.

The budget for the Twangiza Project for 2007 is US$13,226,673 (Table 125). A total of US$5,709,600 has been assigned to drilling which accounts for approximately 43% of the total budget. The actual expenditures incurred at Twangiza during 2007 will be dependent on the exploration results achieved during 2007."

Cautionary Statements

The preliminary assessment of Twangiza is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that the conclusions reached in the preliminary assessment will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

See also the disclosure under the heading "Forward-Looking Statements" on page 1 of this AIF.

Updated Mineral Resource Estimates for Twangiza (January 2008)

In a press release dated January 15, 2008, the Company announced updated mineral resource estimates for the Twangiza Project. The said press release, a copy of which can be obtained from SEDAR at www.sedar.com, is incorporated into this AIF by reference. An additional 65 core holes totalling 13,751.24 metres were included in this resource update since the previous resource update in June 2007. Table I below summarizes the current mineral resource estimates for the Twangiza Project. These estimates relate to the Twangiza Main and Twangiza North deposits and have an effective date of December 12, 2007.

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Table I below summarizes the current mineral resource estimates for the Twangiza Project. These estimates relate to the Twangiza Main and Twangiza North deposits and have an effective date of December 12, 2007.

Table I

Mineral Resource Category	Tonnes	Grade	Ounces
		(g/t Au)
Measured	14,510,000	2.82	1,315,000
Indicated	39,119,000	2.03	2,558,000
Measured & Indicated	53,629,000	2.25	3,872,000

Inferred	46,188,000	1.82	2,705,000

(using a 1.0 g/t Au cut-off and with tonnes and ounces rounded to nearest ‘000).

Table II below summarizes the estimated mineral resources for the Twangiza project in terms of oxide, transitional and fresh rock (sulphide) categories.

Table II

Material Type	Measured & Indicated			Inferred
	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
		(g/t Au)			(g/t Au)
Oxide	16,925,000	2.82	1,535,600	3,002,000	2.84	274,000
Transition	14,310,000	2.40	1,104,000	2,491,000	1.94	155,000
Fresh (sulphide)	22,394,000	1.71	1,233,100	40,695,000	1.74	2,276,000
Total	53,629,000	2.25	3,872,000	46,188,000	1.82	2,705,000

(using a 1.0 g/t Au cut-off and with tonnes and ounces rounded to nearest ‘000).

Table III below summarizes the current mineral resource estimates for the newly discovered Twangiza North deposit alone.

Table III

Mineral Resource Category	Tonnes	Grade	Ounces
		(g/t Au)
Indicated	7,332,000	2.97	700,000

Inferred	6,349,000	2.40	490,000

(using a 1.0 g/t Au cut-off and with tonnes and ounces rounded to nearest ‘000).

Additional Information

In 2007, 120 core holes totalling 26,411.10 metres were drilled on the Twangiza Project using four core rigs. Drilling was focused on the Twangiza Main and Twangiza North deposits. As well, as part of the regional programme, LIDAR, airborne magnetic and radiometric surveys were completed over the entire Twangiza property during 2007, and a target generation exercise for ground follow-up was initiated.   The LIDAR survey was carried out for the Company by independent contractor, Southern Mapping Company, and the airborne magnetic and radiometric surveys were carried out for the Company by independent contractor, New Resolution Geophysics.

The Company has established a new camp at the major artisanal site at Mufwa, which is situated 14 kilometres northwest of the Twangiza Main deposit. Additional rigs are being mobilized to Twangiza so this new prospect can be drilled during the coming months after groundwork has been completed.

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Exploration and Development Plans

The Company's objectives at Twangiza for 2008 include completing a pre-feasibility study by the end of June 2008 and completing a full feasibility study by the end of the year. To achieve these targets, a total of 39,960 metres of core drilling is proposed at the Twangiza North and Twangiza Main deposits during 2008, focusing on upgrading the existing mineral resources to higher confidence resources and extensions to these deposits, as well as drilling newly defined targets from the ongoing field exploration. Additional drilling, including geotechnical holes to optimize pit slopes and hydro-geological holes to monitor ground water flow and quality, is expected to be undertaken as part of the ongoing pre-feasibility and full feasibility studies.

An increased amount of metallurgical testwork is also planned to be undertaken to further optimise the recoveries of the oxide, transitional and sulphide ore types.

As well, the Company plans to continue the exploration, including drilling, on the Mufwa prospect and intensify ground follow-up on regional targets generated from the LIDAR, airborne magnetic and radiometric surveys.

The budget allocated to the Twangiza Project for 2008 is approximately $16.57 million. The actual expenditures incurred in relation to Twangiza during 2008 will be dependent in part on the exploration results achieved during 2008.

3.3.2	Namoya

The following is a reproduction of the summary from the Namoya Technical Report, a copy of which can be obtained from SEDAR at www.sedar.com. Refer to the Namoya Technical Report for detailed disclosure regarding the Namoya Project. The Namoya Technical Report is incorporated into this AIF by reference.

Reproduction of Summary from Namoya Technical Report

"The Namoya Project consists of one exploitation permit covering an area of 174 square kilometres and is located approximately 225 kilometres southwest of the town of Bukavu in Maniema Province in the east of the Democratic Republic of the Congo (the "DRC") (Figures 1 to 3). Namoya Mining SARL, which is wholly owned by Banro Corporation ("Banro"), has a 100% interest in the said permit. The Namoya property comprises four separate deposits: Mwendamboko and Muviringu to the northwest, Kakula in the centre and Namoya Summit to the southeast (Figure 4).

The main host rock for the gold mineralization is a fine grained sericite schist with associated albite, quartz, chlorite and calcite. Quartz veins and quartz ‘stockworks’ cross-cut the majority of the host sediments which have also been intruded by quartz-feldspar porphyry. The quartz systems and its associated sediments host the primary gold mineralization.

This technical report summarizes the results of the most recent mineral resource update of the Namoya mineralization, as well as the recently completed preliminary economic assessment of the Namoya Project. This report is intended to comply with the requirements of National Instrument 43-101 ("NI 43-101"), including Form 43-101F1.

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The most recent mineral resource estimates for Namoya were completed in June 2007 following the completion of an additional 7,411.53 metres (36 drill holes) of drilling since the previous Namoya mineral resource determination in September 2006. These new mineral resource estimates have been incorporated into a preliminary assessment of the Namoya Project. As part of Banro's QA/QC procedures, internationally recognised standards, duplicates and blanks were inserted into the sample batches. A total of 1,861 relative density measurements were taken from drill core at the deposits to convert volumes into tonnages. The mineral resources were estimated from the current and previous core drilling programs as well as previous verified adit information.

The methodology employed in estimating the mineral resources utilised a 3-dimensional wireframe model of the mineralization interpreted with 0.5 - 1.0 g/t Au sample cut-off, defined first in plan and on cross sections at 20-40 meters interval. The ore body models were constrained within the wireframe with primary block dimensions of 10 meters in the strike and cross structure directions, and 5 meters in the vertical direction.

Semi-variorums were constructed for each deposit using one metre sample composite of the gold values. Some structure was apparent in the along strike and down-dip directions, and a Krige interpolation algorithm was adopted for the estimates given in the Table below. The Inferred Mineral Resources generated for Muviringu employed the inverse distance weighting interpolation algorithm.

The recent topographic survey and in particular the updated pit survey at Mwendamboko have been used to deplete the models.

Ore classification was carried out using solid wireframes to flag blocks as indicated and inferred. The improved geological knowledge coupled with the increased data density, the continuity of the mineralization and the increase reliability of the database, have allowed mineral resources to be classified with higher confidence.

SRK Consulting (UK) Limited ("SRK"), who undertook the initial data compilation in 1998 and followed it up with a valuation between 1999 and 2003, have reviewed the estimation method in respect of the Namoya Project and concur with the approach used by Banro.

The table below summarizes the current mineral resource estimates for Namoya using a 1.0 g/t Au block cut-off.

DEPOSIT	CLASS	MTonnes	GRADE (Au g/t)	METAL (MGrams Au)	CONTAINED GOLD (Ounces)
Mwendamboko	Indicated	4.095	4.05	16.573	532,800
Mwendamboko	Inferred	2.237	2.68	5.986	192,500
Kakula	Indicated	2.894	2.60	7.516	241,700
Kakula	Inferred	0.809	2.69	2.173	69,800
Namoya Summit	Indicated	1.936	2.64	5.111	164,300
Namoya Summit	Inferred	1.372	3.06	4.204	135,200
Muviringu	Inferred	2.656	2.62	6.968	224,000
Total	Indicated	8.925	3.27	29.200	938,800
	Inferred	7.074	2.73	19.331	621,500
Tonnage rounded to the nearest '000 and ounces rounded to the nearest '00.

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The estimates for the Indicated Mineral Resources at Namoya compare to the previous (September 2006) estimates as follows:

Current Estimates: 8.925 Mt at a mean grade of 3.27 g/t containing 29,200 kg gold.

Previous Estimates: 7.386 Mt at a mean grade of 2.91 g/t containing 21,489kg gold.

The increase in the metal content of the Indicated Resource in the current estimates relative to the previous estimates is a function of the increased data density and improved geological knowledge as a result of the additional drilling.

The current mineral resource estimates are encouraging in terms of the increase in the Indicated Resources, and gives a clear scope and direction to the Project.

A preliminary assessment of the Namoya Project was completed in July 2007 and the results are summarized in this report. Pit optimizations and underground mining studies were undertaken on the Indicated and Inferred Mineral Resources from which mining schedules were estimated. Results from metallurgical testwork of the various ore types at Namoya were used to determine metallurgical recoveries and determine the gravity/Carbon-in-Leach (CIL) processing flow sheet. Infrastructural and site services were estimated for the Project together with hydroelectric and diesel power alternatives.

An economic model and financial analysis was undertaken based on the following assumptions:

Parameter	Units	Hydroelectric Assumption	Diesel Assumption
Gold Price	US$/oz	600	600
Discount Rate	%	5%	5%
Life of Mine after pre-production	Years	8	7
Oxides LoM Tonnage	t	7,653,363	6,467,642
Oxides LoM Grade	g/t Au	2.85	3.17
Oxides Recovery	%	93.6%	93.6%
Transition LoM Tonnage	t	2,853,871	2160665.00
Transition LoM Grade	g/t Au	3.08	3.62
Transition LoM Recovery	%	93.0%	93.0%
Fresh Rock LoM Tonnage	t	3,501,546	3,350,940
Fresh Rock LoM Grade	g/t Au	3.51	3.41
Fresh Rock LoM Recovery	%	92.6%	92.60%
Stockpile Tonnage	t	1,495,429	1,421,541
Stockpile Grade	g/t Au	0.76	0.76
Stockpile Recovery	%	93.0%	93.0%
Royalty	%	n/a	n/a
Tax Rate	%	5 % on imports	5 % on imports
Initial Capital Costs	US$ 000	186,545	161,996
Sustaining Capital	US$ 000	27,478	25,974

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Parameter	Units	Hydroelectric Assumption	Diesel Assumption
Fixed Equipment Capital resale	%	20%	20%
Hydro Equipment Capital resale	%	60%	n/a
Mobile Equipment Capital resale	%	20%	20%

The results of the financial analysis for the Namoya hydroelectric and diesel options are summarized below:

Summary of Financial Analysis
	Units	Hydroelectric	Diesel
Gold Annual Production- First 5 years	oz	193,949	198,139
Gold Annual Production- LoM	oz	164,988	174,632
Cash Operating Costs - First 5 years	US$/oz	217.11	265.37
Cash Operating Costs - LoM	US$/oz	238.24	285.84
Post Tax NPV at discount rate of 5%	US$ million	204	145
IRR	%	37.3%	41.0%
Payback time	years	2.3	1.6
Project net cash flow after tax and capex	US$ million	290	197

The results of the preliminary assessment of the Namoya Project is encouraging and warrants the progression of the Namoya Project to the pre-feasibility study stage.

It is recommended that the exploration programme at Namoya for the rest of 2007 should focus on the following:

•	Continue with regional exploration to define known mineralization as well as identify new targets.

•	Diamond drilling to test soil geochemical anomalies in order to generate additional Indicated and Inferred Mineral Resources.

•	Infill diamond drilling to obtain sufficient information for moving the Inferred Resources to the Indicated category and Indicated Resources to the Measured category.

•	Refine the geological model and update the resource model, and subsequently convert the mineral resources to mineral reserves on completion of optimised pit designs.

•

Completion of a pre-feasibility study to provide increased confidence on the economic viability of the Namoya Project. For completion of the pre-feasibility study, the following will need to be undertaken in addition to the infill drilling:

•	Geotechnical drilling to better assess pit slope stabilities for the proposed open pits.

•

Additional metallurgical testwork to further define the chemical and physical characteristics of the various ore material types in order to optimise plant recoveries and further define the processing plant flowsheet.

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•	Select preferred tailings site location and undertake initial geotechnical assessment.

•	Select preferred plant and other plant infrastructure sites (ie. access roads, haul roads, waste dumps, accommodation village).

•	Undertake a pre-feasibility study on the hydroelectric potential for the Namoya Project.

•	Further define access and transportation routes.

•	Complete a pre-feasibility Environmental and Social Impact Assessment for the Namoya Project.

•	Further define capital and operating costs and reduce contingency costs.

The budget for the Namoya Project for 2007 is US$5,543,877. A total of US$1,569,000 has been assigned to drilling which accounts for approximately 28% of the total budget. The actual expenditures incurred at Namoya during 2007 will be dependent on the exploration results achieved during 2007."

Cautionary Statements

The preliminary assessment of Namoya is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that the conclusions reached in the preliminary assessment will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

See also the disclosure under the heading "Forward-Looking Statements" on page 1 of this AIF.

Additional Information including Exploration and Development Plans

During 2007, a total of 23 core holes totalling 5,582.19 metres were completed at Namoya, initially with one rig during the first half of the year and with two rigs during the fourth quarter of 2007. There was no drilling undertaken during the third quarter of 2007. In total, the Company has drilled 121 core holes at Namoya totalling 20,752 metres since the commencement of drilling in August 2005.

As well, as part of the regional programme, LIDAR, airborne magnetic and radiometric surveys were completed over the entire Namoya property during 2007 , and a target generation exercise for ground follow-up was initiated.  The LIDAR survey was carried out for the Company by independent contractor, Southern Mapping Company, and the airborne magnetic and radiometric surveys were carried out for the Company by independent contractor, New Resolution Geophysics.

The Company's objectives at Namoya for 2008 include completing a pre-feasibility study by the end of June 2008 and completing a full feasibility study by the end of the year. It is proposed that a total of 13,440 metres of core drilling be carried out at Namoya during 2008, focusing on the existing deposits and extensions as well as drilling newly defined targets from the ongoing field exploration. Additional drilling, including geotechnical holes to optimize pit slopes and hydro-geological holes to monitor ground water flow and quality, is expected to be undertaken as part of the ongoing pre-feasibility and full feasibility studies.

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An increased amount of metallurgical testwork is also planned to be undertaken to further optimise the recoveries of the oxide, transitional and sulphide ore types. The target generation and ground follow-up exercise that was initiated in 2007 is planned to be intensified to aggressively define new drill targets.

The budget allocated to the Namoya Project for 2008 is approximately $8.94 million. The actual expenditures incurred in relation to Namoya during 2008 will be dependent in part on the exploration results achieved during 2008.

3.3.3	Lugushwa

The following is a reproduction of the summary from the Lugushwa Technical Report, a copy of which can be obtained from SEDAR at www.sedar.com. Refer to the Lugushwa Technical Report for detailed disclosure regarding the Lugushwa Project. The Lugushwa Technical Report is incorporated into this AIF by reference.

Reproduction of Summary from Lugushwa Technical Report

"Through its wholly-owned subsidiary, Lugushwa Mining SARL, Banro Corporation ("Banro") is carrying out a gold exploration programme on the Lugushwa Project in the Democratic Republic of the Congo (the "DRC"). The Lugushwa Project consists of three exploitation permits covering an area of 641 km2, and is located approximately 150 km southwest of the town of Bukavu in South Kivu Province in the east of the DRC. Lugushwa Mining SARL has a 100% interest in the said permits.

The Lugushwa area was explored and exploited for alluvial gold between 1957 and 1963. However, from 1963 to the outbreak of political unrest in 1996/7, primary gold mineralization was the main exploration and mining target. Production records are incomplete, but at least 457,000 ounces of alluvial gold were produced, with a further 10,000 ounces from primary sources.

In 1996, Banro acquired control of the Lugushwa Project together with a large library of historical data relating to the Lugushwa Project. Consolidation, computerisation and interpretation of this data were carried out for Banro by CME & Company during 1997 and 1998. Steffen, Robertson and Kirsten (UK) Ltd. ("SRK") completed a detailed geological review in 1999, and carried out a follow-up visit in 2004, on the basis of which the following Inferred Mineral Resource (using a 1.0 g/t Au cut-off grade) was outlined in four historical deposits: 37 million tonnes at an average grade of 2.3 g/t Au for 2.735 million ounces of gold.

Banro commenced an exploration programme in Lugushwa in January 2005, comprising geological mapping, soil geochemistry, trenching, adit mapping and surveying. This work has provided a clearer understanding of the mineralization style and controls. In addition, significant extensions to the known deposits have been identified by soil geochemistry and tested by trenching. This work was concentrated in the vicinity of the known deposits, within an area representing approximately 6% of the total property area. Historical data and current artisanal mining activity elsewhere in the property indicate good potential for locating additional mineralization through the continuation of systematic exploration.

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In January 2006, Banro commenced a diamond drilling programme, targeting the known mineralised occurrences and the extensions identified through mapping, geochemistry and trenching. Fifty-four boreholes totalling 8,322 metres have been drilled to date.

The mineralization at Lugushwa is interpreted to be associated with the Sn-W bearing granites that have intruded the metasediments of the Proterozoic Kibara belt. This class of intrusion-related gold deposits has been identified in several parts of the world, and individual deposits have the potential for hosting large, multi-million ounce resources. At Lugushwa, the mineralization takes the form of (a) cross-cutting auriferous quartz vein sets in several orientations, with disseminated, sulphide-associated mineralization in the surrounding rock, and (b) discrete, locally high grade quartz veins.

The mineralization controls are interpreted to be:

•	Lithological, with less competent and more chemically reactive metapelite units interbedded with quartzites and siltstones.

•

Folding, which has (a) caused more abundant and complex fracturing and bedding-parallel dilation in the axial zones of the folds, and (b) focussed fluids in the low pressure zones in the fold closures.

•	Shearing, which may have formed channel-ways for the mineralising fluids.

Mineralization appears to be most intense where interbedded metapelites and siltstones occur in the hinges of northerly-plunging folds, due to (a) migration of hydrothermal fluids into the low-pressure zones, (b) a higher density of host structures for quartz vein emplacement, and (c) more intense fluid-wall rock interaction and subsequent disseminated style mineralization. This setting is more conducive for the formation of bulk-mineable deposits. Outside these areas, particularly in the quartzite-dominated parts of the succession, the mineralizing fluids tend to form more isolated and discrete veins, with less opportunity for wall-rock interaction and disseminated mineralization.

The field exploration work undertaken by Banro from January 2005 to date at Lugushwa is compliant with National Instrument 43-101 ("NI 43-101"). The mineral resource estimate for Lugushwa conforms to the reporting standards of NI 43-101.

It is recommended that the exploration programme at Lugushwa during 2007 should focus on the following:

•	Further diamond drilling to upgrade Inferred Resources to the Indicated category.

•	Initiation of a scoping study to provide preliminary indications of the economic viability of the deposits.

•	Completion of sufficient drilling to enable the estimation of Inferred Resources in the new zones of mineralization, recently identified through soil geochemistry, trenching and preliminary drilling.

•	Continuation of regional exploration elsewhere on the Lugushwa Project, through the use of remote sensing, stream sediment sampling and soil geochemistry.

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•

Acquisition of airborne geophysical data (magnetics and radiometrics) for the whole of the Lugushwa Project. Airborne electromagnetics may also prove to be a valuable exploration tool, and an orientation survey over the area of known mineralization is planned for the first half of 2007.

•	A preliminary assessment of the potential for alluvial gold on the Lugushwa Project, in the light of the abundant artisanal activity and historical sampling data.

The budget for the Lugushwa Project for 2007 is US$5,221,227. A total of US$1,500,000 has been assigned to drilling which accounts for approximately 29% of the total budget. The actual expenditures incurred at Lugushwa during 2007 will be dependent on the exploration results achieved during 2007."

Additional Exploration Information

Since the date of the Lugushwa Technical Report, in a press release dated August 23, 2007, the Company announced assay results for an additional 11 core holes drilled at Lugushwa, which completed the then current core drilling program at Lugushwa of 65 holes totalling 10,814.90 metres. The said press release, a copy of which can be obtained from SEDAR at www.sedar.com, is incorporated into this AIF by reference.

The most recent drilling at Lugushwa has provided a clearer understanding of the mineralization controls, and it is now considered that the gold mineralization at Lugushwa is related to a series of stacked shoots associated with the axial zones of shallowly plunging, northeast trending folds.

In addition to the drilling program, ongoing exploration has continued to assess the full extent of the main mineralized trend at Lugushwa. Soil sampling has now extended the main mineralised trend to 4,600 metres from Kimbangu in the northeast to the new prospect of Mpongo in the southwest.

Exploration and Development Plans

In 2007, exploration at Lugushwa focused on evaluating the G20/21 and D18/18 prospects. To achieve this objective, 12,000 meters of core drilling was budgeted for, but due to poor performance by the drilling contractor, only 11 core holes totalling 2,493.06 metres were drilled resulting in the termination of the drilling programme in May 2007. Due to a lack of a new drilling contractor, no further drilling was undertaken in 2007.

As part of the regional programme, LIDAR, airborne magnetic and radiometric surveys were completed over the entire Lugushwa property during 2007.  The LIDAR survey was carried out for the Company by independent contractor, Southern Mapping Company, and the airborne magnetic and radiometric surveys were carried out for the Company by independent contractor, New Resolution Geophysics.

The 2008 programme at Lugushwa will focus on upgrading the inferred mineral resources to higher confidence resources and progressing this to the completion of a preliminary assessment (i.e. "scoping study") by the end of 2008. It is proposed to carry out 10,000 metres of core drilling during 2008 with two rigs, once infill drilling for the pre-feasibility studies at Twangiza and Namoya have been completed, focusing on the existing deposits and extensions as well as drilling newly defined targets.

The target generation and ground follow-up exercise that was initiated in 2007 is planned to be intensified to aggressively define new drill targets. Metallurgical testwork is also planned to be undertaken to optimise the recoveries of the oxide, transitional and sulphide ore types.

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The budget allocated to the Lugushwa Project for 2008 is approximately $5.59 million. The actual expenditures incurred in relation to Lugushwa during 2008 will be dependent in part on the exploration results achieved during 2008.

3.3.4	Kamituga

The following provides a summary regarding the Kamituga Project. Refer to the SRK Technical Report (a copy of which can be obtained from SEDAR at www.sedar.com) for detailed disclosure regarding the Kamituga Project. Section 2 (entitled "Regional Geology") and section 3 (entitled "Kamituga") of the SRK Technical Report are incorporated into this AIF by reference.

The Kamituga Project consists of three exploitation permits covering an area of 649 square kilometres and is located approximately 100 kilometres southwest of the town of Bukavu in the South Kivu Province in the east of the DRC. Banro's wholly-owned DRC subsidiary, Kamituga Mining SARL, has a 100% interest in the said permits. Kamituga is the most mature of the Company's four Projects, having previously been the site of major alluvial and underground mining operations.

Gold was first reported in the Kamituga region during the early 1920s with the discovery of alluvial gold in the Luliaba, Mobale, Kahushimira, Kamakundu and Idoka rivers. Commercial alluvial mining commenced in 1924. Exploration during the 1930s also led to the discovery of numerous high grade quartz veins with hard rock mining commencing in 1937 at the Mobale underground operation. At the closure of the Kamituga operations in 1996, approximately 1.5 million ounces of gold had been produced from alluvial and hard rock mining.

SRK noted in the SRK Technical Report: "...there is much evidence to support the wide scale occurrence of gold mineralization. Most of the work to date has been confined to the area surrounding the Mobale Mine and very little appears to have been conducted throughout the remaining area of the concession."

In the SRK Technical Report, SRK outlined the following mineral resource estimate for Kamituga, using a 1.0 g/t cut-off grade and based on polygonal methods using historical assay results from underground and surface channel sampling:

Inferred Mineral Resource
Tonnes	Au g/t	Oz gold
7,260,000	3.9	915,000

Mineralisation at Kamituga is hosted within quartz veins containing gold either present as free native gold or associated with sulphides, particularly arsenopyrite. Veins are present in zones along slippage planes parallel to the schistosity or at fold axes resulting from dextral movement of blocks along east-west fault planes due to the intrusion of a deep seated granitoid body. Late stage brittle shear has caused local offset of the vein system up to several tens of metres.

No exploration was conducted at Kamituga during 2005 or 2006. During 2007, the Kamituga Project was covered by the LIDAR, aeromagnetic and radiometric surveys that were carried out as part of the regional programme (the LIDAR survey was carried out for the Company by independent contractor, Southern Mapping Company, and the airborne magnetic and radiometric surveys were carried out for the Company by independent contractor, New Resolution Geophysics). No ground work was conducted at Kamituga during 2007. Banro is proposing to commence exploration activities at Kamituga during the first half of 2008, such activities proposed to consist of gridding, geological mapping, soil, trench and adit sampling and drilling. Exploration will initially be focussed on the bulk tonnage potential in the vicinity of the Little Mobale open pit. A total of

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3,250 metres of drilling at Kamituga has been budgeted for 2008 and is planned to commence during the third quarter of 2008, although this may change depending on results, and once the infill drilling at Twangiza and Namoya has been completed. The budget allocated to the Kamituga Project for 2008 is approximately $3.42 million. The actual expenditures incurred in relation to Kamituga during 2008 will be dependent in part on the exploration results achieved during 2008.

3.4	New Exploration Properties

In March 2007, the Company announced that its wholly-owned DRC subsidiary, Banro Congo Mining SARL, had acquired 14 exploration permits covering 3,130 square kilometres of ground located between and contiguous to the Company's Twangiza, Kamituga and Lugushwa Projects. The applications for these permits were originally filed with the Mining Cadastral shortly after implementation of the DRC's new Mining Code in June 2003.

No ground field work was conducted during 2007 in respect of these new properties. The properties relating to two of the new exploration permits (located between Kamituga and Lugushwa) were covered by the aeromagnetic and radiometric surveys that were carried out during 2007 as part of the regional programme (these surveys were carried out for the Company by independent contractor, New Resolution Geophysics). During 2008, it is proposed to undertake a regional programme encompassing LIDAR, aeromagnetic and radiometric surveys over certain of the new properties (to the extent not covered during 2007) for target generation and ground follow-up.

ITEM 4: DIVIDENDS

Subject to the requirements of the CBCA, there are no restrictions in the Company's articles or by-law that would restrict or prevent the Company from paying dividends or distributions. However, the Company has not paid any dividend or made any other distribution in respect of its outstanding shares and management does not anticipate that the Company will pay dividends or make any other distribution in respect on its shares in the foreseeable future. The Company's board of directors, from time to time, and on the basis of any earnings and the Company's financial requirements or any other relevant factor, will determine the future dividend or distribution policy of the Company with respect to its shares.

ITEM 5: DESCRIPTION OF CAPITAL STRUCTURE

5.1	Authorized Share Capital

The Company's authorized share capital consists of an unlimited number of common shares and an unlimited number of preference shares, issuable in series, of which 40,160,137 common shares and no preference shares were issued and outstanding as of the date of this AIF. The following is a summary of the material provisions attaching to the common shares and preference shares.

Common Shares

The holders of the common shares are entitled to receive notice of and to attend all meetings of the shareholders of the Company and shall have one vote for each common share held at all meetings of the shareholders of the Company, except for meetings at which only holders of another specified class or series of shares are entitled to vote separately as a class or series. Subject to the prior rights of the holders of the preference shares or any other shares ranking senior to the common shares, the holders of the common shares are entitled to (a) receive any dividends as and when declared by the board of directors,

28

out of the assets of the Company properly applicable to the payment of dividends, in such amount and in such form as the board of directors may from time to time determine, and (b) receive the remaining property of the Company in the event of any liquidation, dissolution or winding-up of the Company.

Preference Shares

The board of directors of the Company may issue the preferences shares at any time and from time to time in one or more series, each series of which shall have the designations, rights, privileges, restrictions and conditions fixed by the directors. The preference shares of each series shall rank on a parity with the preference shares of every other series, and shall be entitled to priority over the common shares and any other shares of the Company ranking junior to the preference shares, with respect to priority in the payment of dividends and the return of capital and the distribution of assets of the Company in the event of the liquidation, dissolution or winding-up of the Company.

5.2	Shareholder Rights Plan

Effective April 29, 2005, the board of directors of the Company (the "Board") adopted a Shareholder Rights Plan (the "Rights Plan"). The Rights Plan was implemented by way of a shareholder rights plan agreement (the "Rights Plan Agreement") dated as of April 29, 2005 between the Company and Equity Transfer Services Inc. (now named Equity Transfer & Trust Company), as rights agent. The Rights Plan Agreement was approved by shareholders of the Company at the annual and special meeting of shareholders held on June 29, 2005.

The objectives of the Rights Plan are to ensure, to the extent possible, that all shareholders of the Company are treated equally and fairly in connection with any take-over bid for the Company. The Rights Plan discourages discriminatory, coercive or unfair take-overs of the Company and gives the Company's Board time if, in the circumstances, the Board determines it is appropriate to take such time, to pursue alternatives to maximize shareholder value in the event an unsolicited take-over bid is made for all or a portion of the outstanding common shares of the Company (the "Common Shares").

The Rights Plan discourages coercive hostile take-over bids by creating the potential that any Common Shares which may be acquired or held by such a bidder will be significantly diluted. The potential for significant dilution to the holdings of such a bidder can occur as the Rights Plan provides that all holders of Common Shares who are not related to the bidder will be entitled to exercise rights ("Rights") issued to them under the Rights Plan and to acquire Common Shares at a substantial discount to prevailing market prices. The bidder or the persons related to the bidder will not be entitled to exercise any Rights under the Rights Plan. Accordingly, the Rights Plan will encourage potential bidders to make take-over bids by means of a "Permitted Bid" (as such term is defined in the Rights Plan Agreement) or to approach the Board to negotiate a mutually acceptable transaction. The Permitted Bid provisions of the Rights Plan are designed to ensure that in any take-over bid for outstanding Common Shares all shareholders are treated equally and are given adequate time to properly assess such take-over bid on a fully-informed basis.

The Board authorized the issuance of one Right in respect of each Common Share outstanding at the close of business on April 29, 2005 (the "Record Time"). In addition, the Board authorized the issuance of one Right in respect of each additional Common Share issued after the Record Time. The Rights trade with and are represented by the Company's Common Share certificates, including certificates issued prior to the Record Time. Until such time as the Rights separate from the Common Shares and become exercisable, Rights certificates will not be distributed to shareholders. At any time prior to the Rights becoming exercisable, the Board may waive the operation of the Rights Plan with respect to certain events before they occur. The issuance of the Rights is not dilutive until the Rights separate from the underlying Common Shares and become exercisable or until the exercise of the Rights.

29

A copy of the Rights Plan Agreement can be obtained from SEDAR at www.sedar.com. Reference is made to the Rights Plan Agreement for additional information with respect to the Rights Plan.

ITEM 6: MARKET FOR SECURITIES

The Company's common shares are listed for trading on the Toronto Stock Exchange (the "TSX") and on the American Stock Exchange, in each case under the symbol "BAA". The Company's common shares commenced trading on the American Stock Exchange on March 28, 2005 and commenced trading on the TSX on November 10, 2005. Prior to November 10, 2005, such shares traded on the TSX Venture Exchange.

The following table sets forth the high, low and closing sale prices and volume of trading of the Company's common shares for the months indicated, as reported by the TSX.

Month	High	Low	Close	Volume
	(Cdn$)	(Cdn$)	(Cdn$)	(#)
2007
December	12.50	8.04	11.40	796,484
November	12.85	11.00	12.10	1,262,806
October	13.00	10.73	12.80	1,624,209
September	12.50	8.79	12.50	2,015,993
August	12.50	8.74	10.45	1,343,868
July	12.90	10.43	11.35	1,236,797
June	11.97	9.92	11.00	552,757
May	12.29	9.74	11.15	1,293,489
April	12.50	10.37	10.99	965,245
March	14.86	12.51	12.51	1,014,263
February	15.01	12.44	14.70	2,601,073
January	14.96	12.56	14.25	726,055

The closing price of the common shares of the Company on March 27, 2007 was Cdn$8.80 per share, as reported by the TSX.

ITEM 7: ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER

To the knowledge of the Company, no securities of the Company are held in escrow or are subject to a contractual restriction on transfer.

ITEM 8: DIRECTORS AND OFFICERS

8.1	Name, Occupation and Security Holding

The following table sets forth, as of the date hereof, the name and municipality of residence of each director and officer of the Company, as well as such individual's current position(s) with the Company,  principal occupation(s) during the past five years and period of service as a director (if applicable). Each director will hold office until the close of the next annual meeting of shareholders of the Company unless his office is earlier vacated in accordance with the by-law of the Company.

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Name, Municipality of Residence and Current Position(s) with Banro	Principal Occupation(s) During the Past Five Years	Director Since
John A. Clarke(1) (2) West Vancouver, British Columbia, Canada Director	President of Nevsun Resources Ltd. (a mineral exploration and development company).	February 3, 2004
Peter N. Cowley Surrey, United Kingdom Director	Presently retired. President of the Company from June 2004 to March 2008; prior to June 2004, Managing Director (Ashanti Exploration) of Ashanti Goldfields Company Limited (a gold mining company).	January 13, 2004
Piers A. Cumberlege(1) (2) Montreal, Quebec, Canada Director

Vice President, Private Equity at Cordiant Capital Inc. (an investment fund manager) from April 2005 to present; Vice President Global Partnerships at Bombardier Inc. (a manufacturer of rail and air transportation equipment) from February 2004 to February 2005; prior to February 2004, Vice President of Bombardier International.

July 17, 2006
Arnold T. Kondrat Toronto, Ontario, Canada Executive Vice President and a director

Executive Vice President of the Company; Executive Vice President of BRC DiamondCore Ltd. (formerly named BRC Diamond Corporation) (a diamond exploration company) until February 2008; President of Sterling Portfolio Securities Inc. (a private venture capital firm).

May 3, 1994
Richard J. Lachcik Oakville, Ontario, Canada Director	Partner of Macleod Dixon LLP (a law firm)(3).	August 23, 1996
Michael J. Prinsloo Johannesburg, Gauteng, South Africa President, Chief Executive Officer and a director

Chief Executive Officer of the Company since September 2007; Chief Executive Officer of the Gold Fields Business & Leadership Academy (a subsidiary of Gold Fields Limited (a gold mining company)) from April 2006 to September 2007; Executive Vice President and  Head of South African Operations of Gold Fields Limited from April 2002 to April 2006.

March 17, 2008
Bernard R. van Rooyen(1)(2) Johannesburg, South Africa Director

Deputy Chairman of Mvelaphanda Resources Limited (a company which holds major interests in public gold, platinum and diamond mining companies ) from March 2004 to present; President of the Company from November 1996 to January 2001; director of various private and public companies engaged in mining.

June 16, 1997

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Name, Municipality of Residence and Current Position(s) with Banro	Principal Occupation(s) During the Past Five Years	Director Since
Simon F.W. Village Kent, United Kingdom Chairman of the Board of Directors and a director

Chairman of the Board of Directors of the Company since November 2004; consultant to BRC DiamondCore Ltd. (a diamond exploration company) from May 2007 to present; Managing Director, Gold Investment Services, of the World Gold Council (an international marketing organization for the gold industry formed and funded by the world's leading gold mining companies) from September 2002 to October 2004.

March 8, 2004
Daniel K. Bansah East Legon, Accra, Ghana Vice President, Exploration

Vice President, Exploration of the Company since September 2007; Mineral Resources Manager for the Company from June 2004 to September 2007; prior to June 2004, Group Mineral Resources Manager with Ashanti Goldfields Company Limited (a gold mining company).

Not applicable
Howard Fall Settle, United Kingdom Exploration Manager

Exploration Manager for the Company since September 2007; Chief Geologist of the Company from August 2005 to September 2007; prior to August 2005, Exploration Manager for Ashanti Goldfields Company Limited (a gold mining company).

Not applicable
Geoffrey G. Farr Toronto, Ontario, Canada Corporate Secretary	Partner of Macleod Dixon LLP (a law firm)(3).	Not applicable
Martin D. Jones Toronto, Ontario, Canada Vice President, Corporate Development

Vice President, Corporate Development of the Company since October 2004; Vice President, Corporate Development of BRC DiamondCore Ltd. (a diamond exploration company) from April 2005 to present; prior to October 2004, Vice President with Advance Planning/MS&L (a public relations firm).

Not applicable
Donat K. Madilo Mississauga, Ontario, Canada Chief Financial Officer

Chief Financial Officer of the Company since September 2007 and Treasurer of the Company prior to September 2007; Treasurer of BRC DiamondCore Ltd. (a diamond exploration company); Treasurer of Nevada Bob's International Inc. (an international licensor).

Not applicable
Désire Sangara Kinshasa, Democratic Republic of the Congo Vice President, Government Relations

Vice President, Government Relations of the Company since September 2007; Administrative Manager for the Company from September 2004 to September 2007; prior to September 2004, Country Manager for Ashanti Goldfields Company Limited (a gold mining company).

Not applicable

(1)	Member of the audit committee of the board of directors of the Company (the "Audit Committee").

(2)	Member of the compensation committee of the board of directors of the Company.

(3)	Macleod Dixon LLP acts as counsel to the Company.

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As of the date hereof, the directors and officers of the Company as a group beneficially own, or control or direct, directly or indirectly, 2,309,062 common shares of the Company, representing 5.75% of the issued and outstanding common shares of the Company as of the date hereof. As well, the directors and officers of the Company as a group hold, as of the date hereof, 2,383,000 stock options granted pursuant to the Company's Stock Option Plan.

8.2	Corporate Cease Trade Orders or Bankruptcies

No director or officer of Banro, or a shareholder holding a sufficient number of securities of Banro to affect materially the control of Banro, is, or within the 10 years before the date of this AIF has been, a director or officer of any company that, while that person was acting in that capacity,

(a)

was the subject of a cease trade or similar order, or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days;

(b)

was subject to an event that resulted, after the director or officer ceased to be a director or officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 consecutive days; or

(c)

or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, save as described below.

As a result of not filing its audited financial statements for the year ended December 31, 2004 by the filing deadline, Mediterranean Resources Ltd. (which was then named Mediterranean Minerals Corp.) ("Mediterranean") was made subject to an issuer cease trade order issued by the British Columbia, Alberta and Ontario Securities Commissions which was revoked on August 17, 2005 (following the filing of the required records). Mr. John A. Clarke, a director of the Company, is a director of Mediterranean and was a director of Mediterranean during the time the said cease trade order was in effect.

As a result of not filing its audited financial statements for the year ended December 31, 2004 by the filing deadline, Eurasia Gold Inc. (which was then named Eurasia Gold Corp.) ("Eurasia") was made subject to an issuer cease trade order issued by the British Columbia, Alberta and Ontario Securities Commissions which was revoked on June 29, 2005 (following the filing of the required records). Mr. Richard J. Lachcik, a director of the Company, was a director of Eurasia during the time the said cease trade order was in effect.

8.3	Personal Bankruptcies

No director or officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, or a personal holding company of any such persons has, within the 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officer, shareholder or personal holding company.

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8.4	Penalties or Sanctions

No director or officer of the Company, or a shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company, or a personal holding company of any such persons has

(a)

been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

8.5	Conflicts of Interest

To the best of the Company's knowledge, there are no existing or potential material conflicts of interest between the Company or a subsidiary of the Company and a director or officer of the Company or of a subsidiary of the Company.

ITEM 9: AUDIT COMMITTEE INFORMATION

The Audit Committee's Charter

The text of the Audit Committee's charter is attached to this AIF as Schedule "A".

Composition of the Audit Committee

The members of the Audit Committee are as follows: John A. Clarke, Piers A. Cumberlege and Bernard R. van Rooyen. Each such member is "independent" within the meaning of Multilateral Instrument 52-110 - Audit Committees ("MI 52-110"). Each such member is also "financially literate" within the meaning of MI 52-110.

Relevant Education and Experience of Audit Committee Members

The following is a description of the education and experience of each Audit Committee member that is relevant to the performance of his responsibilities as an Audit Committee member:

John A. Clarke

From 1997 to present, Mr. Clarke has been President and Chief Executive Officer of Nevsun Resources Ltd., a mineral exploration and development company which is listed on the Toronto Stock Exchange and the American Stock Exchange.

From 1988 to 1993, Mr. Clarke was with Ashanti Goldfields Company Limited ("Ashanti") engaged as a General Manager in a range of roles, including strategic planning, mine production and the technical/administrative support of mining operations. From 1993 to 1997, Mr. Clarke was an Executive Director of Ashanti and was in charge of business development, including company strategic planning, Africa-wide exploration programs, and the acquisition of listed companies. His roles with Ashanti required experience and understanding of all of the issues required in assessing/analyzing and preparing technical and financial plans and statements for mining and exploration operations.

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Mr. Clarke holds a Masters of Business Administration from Middlesex Polytechnic (now Middlesex University). This degree included in-depth courses in accounting principles, standards and practices.

Piers A. Cumberlege

In addition to his current investment responsibilities at Cordiant Capital Inc., Mr. Cumberlege has worked at Hawker Siddeley, BTR, GEC-Marconi and Delta Capital in emerging market project finance, corporate acquisition and private equity investment roles since 1983. In these roles he has been actively engaged in analyzing financial statements of investment prospects, as well as the regular financial monitoring and reporting of portfolio companies. He also has experience of restatement across different national and international accounting standards and introducing IAS and GAAP reporting procedures into companies that have been operating to other local standards.

Mr Cumberlege served on the audit committee of Sun-Interbrew Limited (a Frankfurt-listed company) between June 1999 and October 2001. He holds a Diploma in Business Administration from Coventry University and the ICD.D qualification from the Canadian Institute of Corporate Directors.

Bernard R. van Rooyen

From 1980 to 1990, Mr. van Rooyen was Executive Director, Corporate Finance and Non-Technical Services to Gold Fields of South Africa Limited, an international mining company listed in Johannesburg, New York, London and various European Exchanges. He was responsible for, among other things, the entire financial system from financial accounts through management accounts, cost control and management information to the treasury.

From 1998 to 2005, Mr. van Rooyen served as a non-executive director on the audit committee of Gold Fields Limited, an international gold producer with a market capitalization of approximately US$10 billion and the successor to Gold Fields of South Africa Limited. Gold Fields Limited is listed in Johannesburg, New York, London and Frankfurt.

Mr. van Rooyen is currently a non-executive member of the audit committee of Trans Hex Group, a producer and marketer of diamonds listed on the JSE Securities Exchange.

Mr. van Rooyen was President of the Company from November 1996 to January 2001.

Reliance on Certain Exemptions

At no time since the commencement of the year ended December 31, 2007 has the Company relied on an exemption in section 2.4 of MI 52-110 (De Minimis Non-audit Services), section 3.2 of MI 52-110 (Initial Public Offerings), section 3.3(2) of MI 52-110 (Controlled Companies), section 3.4 of MI 52-110 (Events Outside Control of Member), section 3.5 of MI 52-110 (Death, Disability or Resignation of Audit Committee Member) or section 3.6 of MI 52-110 (Temporary Exemption for Limited and Exceptional Circumstances), on an exemption from MI 52-110, in whole or in part, granted under Part 8 of MI 52-110 (Exemptions) or on section 3.8 of MI 52-110 (Acquisition of Financial Literacy).

Audit Committee Oversight

At no time since the commencement of the Company's financial year ended December 31, 2007 was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the board of directors of the Company.

35

Pre-Approval Policies and Procedures

The Audit Committee has not adopted specific policies or procedures for the engagement of non-audit services.

External Auditors Service Fees

The following summarizes (a) the estimated total fees of BDO Dunwoody LLP, the external auditors of the Company, for the financial year of the Company ended December 31, 2007 (these fees are estimates as, as at the date of this AIF, these fees had not yet been billed), and (b) the total fees billed by BDO Dunwoody LLP for the financial year of the Company ended December 30, 2006:

	2007	2006
Audit Fees	$112,500	$75,839
Audit-Related Fees	Nil	$4,735(2)
Tax Fees	$1,000(1)	$1,007(3)
All Other Fees	Nil	$18,725(4)

(1)	The services comprising these fees related to the preparation of the 2007 Delaware tax return for the Company's U.S. subsidiary, Banro American Resources Inc.

(2)	The services comprising these fees related to a review of U.S. GAAP in connection with the filing of the Company's financial statements in the U.S.

(3)	The services comprising these fees related to the preparation of the 2006 Delaware tax return for the Company's U.S. subsidiary, Banro American Resources Inc.

(4)

The services comprising these fees related to services carried out in connection with the filing by the Company of a short form prospectus pursuant to the equity financing completed by the Company in May 2006.

ITEM 10: PROMOTERS

No person or company has been, within the two most recently completed financial years or during the current financial year, a "promoter" (as such term is defined under applicable Canadian securities laws) of the Company or of a subsidiary of the Company.

ITEM 11: LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Legal Proceedings

On October 18, 2006, the Company's DRC subsidiary, Banro Congo Mining SARL ("Banro Congo"), commenced a lawsuit in the Supreme Court of British Columbia (the "B.C. Lawsuit") against La Quinta Resources Corporation ("La Quinta"). La Quinta is a public company whose shares trade on the TSX Venture Exchange. The B.C. Lawsuit relates to a memorandum of understanding (the "MOU") entered into between La Quinta and W.B. Kasai Congo SPRL ("W.B. Kasai") with respect to the exploration for minerals on certain new properties in the DRC located between the Company's Lugushwa and Namoya Projects (the "Disputed New Ground"). The B.C. Lawsuit seeks damages and injunctive relief restraining La Quinta from proceeding with the MOU. Banro Congo disputes the validity of the MOU on the basis of a prior agreement entered into between Banro Congo and W.B. Kasai with respect to the

36

exploration for minerals on the Disputed New Ground (the "Banro Congo Agreement"). The proceedings are being contested by W.B. Kasai and are still in the pleadings stage.

In early 2007, W.B. Kasai commenced a proceeding against Banro Congo in a DRC Commercial Court relating to the Disputed New Ground and the validity of the Banro Congo Agreement, and obtained a judgment granting a US$200,000 award against Banro Congo for damages (see the Company's press release dated March 21, 2007). Banro Congo appealed this judgment to the Court of Appeal and this appeal is still pending.

Regulatory Actions

During the financial year ended December 31, 2007, (a) no penalties or sanctions were imposed against the Company by a court or regulatory body, and (b) no settlement agreements were entered into by the Company before a court relating to securities legislation or with a securities regulatory authority.

ITEM 12: INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as described below, no director or officer of the Company or person or company that beneficially owns, or controls or directs, directly or indirectly, more than 10% of the outstanding common shares of the Company, or any of their respective associates or affiliates, had or has any material interest, directly or indirectly, in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or is reasonably expected to materially affect the Company.

To the knowledge of the Company, based on public filings made by Capital Group International, Inc. on Banro's profile on SEDAR, institutional accounts (the "CGII Accounts") managed by affiliates of Capital Group International, Inc. held, in the aggregate, more than 10% of the outstanding common shares of the Company until some point after August 2007. To the knowledge of the Company, based on the last public filing by Capital Group International, Inc. on Banro's profile on SEDAR in December 2007, CGII Accounts no longer hold more than 10% of the outstanding common shares of the Company.

In July 2005, the Company completed the issue and sale, by way of private placement, of 3,500,000 common shares of the Company at a price of Cdn$5.25 per share for gross proceeds of Cdn$18,375,000. This placement was made solely to an investment fund managed by Capital Research and Management Company and to CGII Accounts. In May 2006, the Company completed an equity financing which involved (including the exercise by the underwriters of an over-allotment option) the issue and sale of a total of 4,376,000 common shares of the Company at a price of Cdn$12.80 per share for total gross proceeds of Cdn$56,012,800. The Company understands that CGII Accounts also purchased shares under the May 2006 financing.

ITEM 13: TRANSFER AGENTS AND REGISTRAR

The main transfer agent and registrar for the Company's common shares is Equity Transfer & Trust Company at its offices in Toronto, Ontario, Canada. Registrar and Transfer Company at its offices in Cranford, New Jersey, United States of America, is co-transfer agent for the Company's common shares.

37

ITEM 14: MATERIAL CONTRACTS

There are no contracts that are material to Banro entered into by Banro within the most recently completed fiscal year, or before the most recently completed fiscal year but after January 1, 2002 which are still in effect, other than material contracts entered into in the ordinary course of business that are not required to be filed under National Instrument 51-102 Continuous Disclosure Obligations and the contract set forth below:

1.	the Rights Plan Agreement dated as of April 29, 2005 between the Company and Equity Transfer & Trust Company, as rights agent (see item 5.2 of this AIF).

ITEM 15: INTERESTS OF EXPERTS

15.1	Names of Experts

(a)

BDO Dunwoody LLP, Chartered Accountants, who provide the auditors' report accompanying the Company's annual consolidated financial statements. BDO Dunwoody LLP has confirmed to the Company that BDO Dunwoody LLP is independent in accordance with the Rules of Professional Conduct as outlined by the Institute of Chartered Accountants of Ontario.

(b)	Martin F. Pittuck, Gordon Cunningham and Daniel K. Bansah, who are the "qualified persons" (as such term is defined in NI 43-101) for the purpose of the Twangiza Technical Report.

(c)	Martin F. Pittuck and Anthony Smith, who are the "qualified persons" (as such term is defined in NI 43-101) for the purpose of the Namoya Technical Report.

(d)	Michael B. Skead, who is the "qualified person" (as such term is defined in NI 43-101) for the purpose of the Lugushwa Technical Report.

(e)	Martin F. Pittuck and A. Gareth O'Donovan, who are the "qualified persons" (as such term is defined in NI 43-101) for the purpose of the SRK Technical Report.

15.2	Interests of Experts

To the knowledge of the Company, none of the above-mentioned individuals beneficially owns, directly or indirectly, or exercises control or direction over, 1% or more of the outstanding common shares of the Company.

Mr. Bansah, who is Vice President, Exploration of Banro, currently holds 113,000 stock options of the Company granted pursuant to the Company's stock option plan.

Mr. Skead, who was Vice President, Exploration of Banro at the time the Lugushwa Technical Report was prepared and is no longer with Banro, held at the time the Lugushwa Technical Report was prepared 200,000 stock options of the Company granted pursuant to the Company's stock option plan.

38

ITEM 16: ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR at www.sedar.com. Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities and securities authorized for issuance under equity compensation plans, is contained in the Company's information circular for its most recent annual meeting of shareholders that involved the election of directors. Additional financial information is provided in the Company's audited consolidated financial statements and management's discussion and analysis for the year ended December 31, 2007.

39

Schedule "A"

Banro Corporation

Terms of Reference

Audit Committee of the Board of Directors

Banro Corporation

November 23, 2004

Mandate

A.	Role and Objectives

The Audit Committee (the "Committee") is a committee of the Board of Directors (the "Board") of Banro Corporation ("Banro") established for the purpose of overseeing the accounting and financial reporting process of Banro and external audits of the consolidated financial statements of Banro. In connection therewith, the Committee assists the Board in fulfilling its oversight responsibilities in relation to Banro's internal accounting standards and practices, financial information, accounting systems and procedures, financial reporting and statements and the nature and scope of the annual external audit. The Committee also recommends for Board approval Banro’s audited annual consolidated financial statements and other mandatory financial disclosure.

Banro’s external auditor is accountable to the Board and the Committee as representatives of shareholders of Banro. The Committee shall be directly responsible for overseeing the relationship of the external auditor. The Committee shall have such access to the external auditor as it considers necessary or desirable in order to perform its duties and responsibilities. The external auditor shall report directly to the Committee.

The objectives of the Committee are as follows:

1.	to be satisfied with the credibility and integrity of financial reports;

2.	to support the Board in meeting its oversight responsibilities in respect of the preparation and disclosure of financial reporting, including the consolidated financial statements of Banro;

3.	to facilitate communication between the Board and the external auditor and to receive all reports of the external auditor directly from the external auditor;

4.	to be satisfied with the external auditor's independence and objectivity; and

5.	to strengthen the role of independent directors by facilitating in-depth discussions between members of the Committee, management and Banro’s external auditor.

B.	Composition

1.

The Committee shall comprise at least 3 directors, none of whom shall be an officer or employee of Banro or any of its subsidiaries or any affiliate thereof. Each Committee member shall satisfy the independence, financial literacy and experience requirements of applicable securities laws, rules or guidelines, any applicable stock exchange requirements or guidelines and any other applicable regulatory rules. In particular, each member of the Committee shall have no direct or indirect material relationship with Banro or any affiliate thereof which could reasonably interfere with the exercise of the member's independent judgment. Determinations as to whether a particular director satisfies the requirements for membership on the Committee shall be made by the full Board.

2.

Members of the Committee shall be appointed by the Board. Each member shall serve until his successor is appointed, unless he shall resign or be removed by the Board or he shall otherwise cease to be a director of Banro.

3.

The Chair of the Committee may be designated by the Board or, if it does not do so, the members of the Committee may elect a Chair by vote of a majority of the full Committee membership. The Committee Chair shall satisfy the independence, financial literacy and experience requirements (as described above).

4.

The Committee shall have access to such officers and employees of Banro and to such information respecting Banro as it considers to be necessary or advisable in order to perform its duties and responsibilities.

C.	Meetings

1.	At all meetings of the Committee, every question shall be decided by a majority of the votes cast. In case of an equality of votes, the matter will be referred to the Board for decision.

2.	A quorum for meetings of the Committee shall be a majority of its members.

3.

Meetings of the Committee shall be scheduled at least quarterly and at such other times during each year as it deems appropriate. Minutes of all meetings of the Committee shall be taken. The Chief Financial Officer shall attend meetings of the Committee, unless otherwise excused from all or part of any such meeting by the Committee Chair. The Chair of the Committee shall hold in camera sessions of the Committee, without management present, at every meeting.

4.	The Committee shall report the results of meetings and reviews undertaken and any associated recommendations to the Board.

5.

The Committee shall meet periodically with Banro’s external auditor (in connection with the preparation of the annual consolidated financial statements and otherwise as the Committee may determine), part or all of each such meeting to be in the absence of management.

A-2

Responsibilities

As discussed above, the Committee is established to assist the Board in fulfilling its oversight responsibilities with respect to the accounting and financial reporting processes of Banro and external audits of Banro’s consolidated financial statements. In that regard, the Committee shall:

1.

satisfy itself on behalf of the Board with respect to Banro's internal control systems including identifying, monitoring and mitigating business risks as well as compliance with legal, ethical and regulatory requirements. The Committee shall also review with management, the external auditor and, if necessary, legal counsel, any litigation, claim or other contingency (including tax assessments) that could have a material effect on the financial position or operating results of Banro (on a consolidated basis), and the manner in which these matters may be, or have been, disclosed in the financial statements;

2.

review with management and the external auditor the annual consolidated financial statements of Banro, the reports of the external auditor thereon and related financial reporting, including Management's Discussion and Analysis and any earnings press releases, (collectively, "Annual Financial Disclosure") prior to their submission to the Board for approval. This process should include, but not be limited to:

(a)	reviewing changes in accounting principles, or in their application, which may have a material impact on the current or future year's financial statements;

(b)	reviewing significant accruals, reserves or other estimates;

(c)	reviewing accounting treatment of unusual or non-recurring transactions;

(d)	reviewing adequacy of reclamation fund;

(e)	reviewing disclosure requirements for commitments and contingencies;

(f)	reviewing financial statements and all items raised by the external auditor, whether or not included in the financial statements; and

(g)	reviewing unresolved differences between Banro and the external auditor.

Following such review, the Committee shall recommend to the Board for approval all Annual Financial Disclosure;

3.

review with management all interim consolidated financial statements of Banro and related financial reporting, including Management's Discussion and Analysis and any earnings press releases, (collectively "Quarterly Financial Disclosure") and, if thought fit, approve all Quarterly Financial Disclosure;

4.

be satisfied that adequate procedures are in place for the review of Banro’s public disclosure of financial information extracted or derived from Banro’s financial statements, other than Annual Financial Disclosure or Quarterly

A-3

Financial Disclosure, and shall periodically assess the adequacy of those procedures;

5.

review with management and recommend to the Board for approval, any financial statements of Banro which have not previously been approved by the Board and which are to be included in a prospectus of Banro;

6.	review with management and recommend to the Board for approval, Banro’s Annual Information Form;

7.	with respect to the external auditor:

(a)	receive all reports of the external auditor directly from the external auditor;

(b)	discuss with the external auditor:

(i)	critical accounting policies;

(ii)	alternative treatments of financial information within GAAP discussed with management (including the ramifications thereof and the treatment preferred by the external auditor); and

(iii)	other material, written communication between management and the external auditor;

(c)

consider and make a recommendation to the Board as to the appointment or re-appointment of the external auditor, being satisfied that such auditor is a participant in good standing pursuant to applicable securities laws;

(d)

review the terms of engagement of the external auditor, including the appropriateness and reasonableness of the auditor's fees and make a recommendation to the Board as to the compensation of the external auditor;

(e)

when there is to be a replacement of the external auditor, review with management the reasons for such replacement and the information to be included in any required notice to securities regulators and recommend to the Board for approval the replacement of the external auditor along with the content of any such notice;

(f)	oversee the work of the external auditor in performing its audit or review services and oversee the resolution of any disagreements between management and the external auditor;

(g)

review and discuss with the external auditor all significant relationships that the external auditor and its affiliates have with Banro and its affiliates in order to determine the external auditor's independence, including, without limitation:

(i)	requesting, receiving and reviewing, on a periodic basis, written or oral information from the external auditor delineating all

A-4

relationships that may reasonably be thought to bear on the independence of the external auditor with respect to Banro;

(ii)	discussing with the external auditor any disclosed relationships or services that the external auditor believes may affect the objectivity and independence of the external auditor; and

(iii)	recommending that the Board take appropriate action in response to the external auditor's information to satisfy itself of the external auditor's independence;

(h)	as may be required by applicable securities laws, rules and guidelines, either:

(i)

pre-approve all non-audit services to be provided by the external auditor to Banro (and its subsidiaries, if any), or, in the case of de minimus non-audit services, approve such non-audit services prior to the completion of the audit; or

(ii)	adopt specific policies and procedures for the engagement of the external auditor for the purposes of the provision of non-audit services;

(i)	review and approve the hiring policies of Banro regarding partners, employees and former partners and employees of the present and former external auditor of Banro;

8.	(a)	establish procedures for:

(i)	the receipt, retention and treatment of complaints received by Banro regarding accounting, internal accounting controls or auditing matters; and

(ii)	the confidential, anonymous submission by employees of Banro of concerns regarding questionable accounting or auditing matters; and

(b)

review with the external auditor its assessment of the internal controls of Banro, its written reports containing recommendations for improvement, and Banro's response and follow-up to any identified weaknesses;

9.

with respect to risk management, be satisfied that Banro has implemented appropriate systems of internal control over financial reporting (and review senior management's assessment thereof) to ensure compliance with any applicable legal and regulatory requirements;

10.	review annually with management and the external auditor and report to the Board on insurable risks and insurance coverage; and

11.	engage independent counsel and other advisors as it determines necessary to carry out its duties and set and pay the compensation for any such advisors.

A-5

EXHIBIT 2

Banro Corporation

Consolidated Financial Statements

For the years ended December 31, 2007 and 2006

(Expressed in U.S. dollars)

Banro Corporation

Consolidated Financial Statements

For the years ended December 31, 2007 and 2006

(Expressed in U.S. dollars)

Contents

Auditors’ report	3

Consolidated Financial Statements

Balance Sheets	4

Statements of Operations and Other Comprehensive Loss	5

Statements of Changes in Shareholders’ Equity	6

Statements of Cash Flows	7

Summary of Significant Accounting Policies	8-13

Notes to Financial Statements	14-31

BDO Dunwoody LLP Chartered Accountants And Advisors	Royal Bank Plaza P.O. Box 32 Toronto Ontario Canada M5J 2J8 Telephone: (416) 865-0200 Telefax: (416) 865-0887

Auditors' Report

To the Shareholders of

Banro Corporation

We have audited the consolidated balance sheets of Banro Corporation as at December 31, 2007 and 2006 and the consolidated statements of operations and other comprehensive loss, changes in shareholders’ equity and cash flows for each of the years in the three year period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and 2006 and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2007 in accordance with Canadian generally accepted accounting principles.

(Signed) BDO Dunwoody LLP

Chartered Accountants, Licensed Public Accountants
 Toronto, Ontario
March 28, 200 8

Comments by Auditors for U.S. Readers on Canada - U.S. Reporting Conflict

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when changes in accounting policies, such as those described in the summary of significant accounting policies, has a material effect on the consolidated financial statements. Our report to the shareholders dated March 28, 2008 is expressed in accordance with Canadian reporting standards which do not require a reference to such events and in the auditors’ report when these are adequately disclosed in the consolidated financial statements.

(Signed) BDO Dunwoody LLP

Chartered Accountants, Licensed Public Accountants
 Toronto, Ontario
March 28, 2008

Banro Corporation

Consolidated Balance Sheets

(Expressed in U.S. dollars)
	December 31, 2007	December 31, 2006

Assets
Current
Cash	$ 2,167,013	$ 5,962,993
Short term investments (Note 2)	29,762,591	46,298,028
Accounts receivable and prepaid expenses	414,572	279,449
	32,344,176	52,540,470

Investments (Note 3)	3,507,960	2,516,178
Property, plant and equipment (Note 4)	916,880	1,209,629
Deferred exploration expenditures (Note 5)	64,087,344	34,132,109

	$ 100,856,360	$ 90,398,386

Liabilities and Shareholders’ Equity
Current
Accounts payable	$ 3,597,956	$ 2,858,957

Commitments and guarantees (Note 8 and 12)
Shareholders’ equity
Share capital	136,593,491	130,181,820
Contributed surplus	14,000,674	6,873,851
Accumulated other comprehensive income	503,570	7,284
Deficit	(53,839,331)	(49,523,526)

	97,258,404	87,539,429

	$ 100,856,360	$ 90,398,386

On behalf of the Board

(signed) “Peter N. Cowley”	Director	(signed) “Arnold T. Kondrat”	Director
Peter N. Cowley		Arnold T. Kondrat

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

Banro Corporation

Consolidated Statements of Operations and Other Comprehensive Loss

(Expressed in U.S. dollars)

For the years ended December 31	2007	2006	2005

Expenses
Professional fees	$ 626,859	$ 686,376	$ 551,472
Consulting fees	43,380	245,435	760,655
Office and sundry	886,407	787,747	820,830
Salary	1,653,228	1,306,412	1,374,511
Employee stock based compensation	5,734,295	1,167,062	873,048
Travel	685,306	451,291	526,818
Shareholder relations and promotion	554,805	833,212	839,150
Directors fees	90,000	30,000	23,848
Interest and bank charges	21,398	17,377	13,330
Amortization	24,362	21,520	37,777
Foreign exchange loss (gain)	(3,276,337)	597,605	(691,207)

	(7,043,703)	(6,144,037)	(5,130,232)
Interest income	2,007,426	1,987,420	336,642

Loss from operations	(5,036,277)	(4,156,617)	(4,793,590)

Share of equity loss of BRC DiamondCore Ltd. (Note 3(a))	(480,271)	(416,720)	(337,836)
Gain on dilution of interest in BRC DiamondCore Ltd. (Note 3(a))	1,124,779	1,514,962	630,084
Gain on sale of investment in NBI (Note 3(c))	9,412	-	-
Effect of deconsolidation of Loncor (Note 3(b))	66,552	-	-

Net loss for the year	(4,315,805)	(3,058,375)	(4,501,342)

Translation of equity investment with Canadian dollar functional currency to US dollar reporting currency	496,286	(16,165)	23,449

Comprehensive loss for the year	$(3,819,519)	$(3,074,540)	$ 4,477,893)

Loss per share (Note 6(d))	$ (0.11)	$ (0.08)	$ (0.16)

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

Banro Corporation

Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in U.S. dollars)

	Number of Shares	(Note 6) Amount	Contributed Surplus	Accumulated Other Comprehensive Income	Deficit
December 31, 2004	26,565,688	$ 51,079,128	$ 3,409,456	$ - -	$ (41,963,809)
Issuance of stock options	-	-	2,115,579	-	-
Issuance of stock options BRC	-	-	190,164	-	-
Exercise of stock options	406,000	246,467	(48,296)	-	-
Exercise of warrants	240,000	1,048,939	(259,620)	-	-
Issued during the year	5,500,000	25,351,260	-	-	-
Translation of equity investment	-	-	-	23,449	-
Net loss for the year	-	-	-	-	(4,501,342)

December 31, 2005	32,711,688	77,725,794	5,407,283	23,449	(46,465,151)
Share of BRC contributed surplus (Note 3(a))	-	-	179,759	-	-
Issuance of stock options	-	-	3,228,511	-	-
Options exercised or forfeited	1,512,949	5,521,674	(1,941,702)	-	-
Issued during the year (Note 6 (b))	4,376,000	46,934,352	-	-	-
Translation of equity investment	-	-	-	(16,165)	-
Net loss for the year	-	-	-	-	(3,058,375)

December 31, 2006	38,600,637	130,181,820	6,873,851	7,284	(49,523,526)
Fair value adjustment on investment available-for-sale on January 1, 2007	-	-	-	(18,825)	-
Share of BRC contributed surplus (Note 3(a))	-	-	333,270	-	-
Issuance of stock options	-	-	9,751,397	-	-
Options exercised or forfeited	1,259,500	6,411,671	(2,957,844)	-	-
Reversal of fair value upon disposition of investment available-for-sale	-	-	-	18,825	-
Translation of equity investment	-	-	-	496,286	-
Net loss for the year	-	-	-	-	(4,315,805)

December 31, 2007	39,860,137	$ 136,593,491	$ 14,000,674	$ 503,570	$ (53,839,331)

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

Banro Corporation

Consolidated Statements of Cash Flows

(Expressed in U.S. dollars)

For the years ended December 31	2007	2006	2005

Cash provided by (used in)

Operating activities
Net loss for the period	$ (4,315,805)	$ (3,058,375)	$ (4,501,342)
Adjustments to reconcile loss to net cash
provided by operating activities
Unrealized foreign exchange loss (gain)	(6,050,315)	644,293	(1,488,349)
Share of equity loss	480,271	416,720	337,836
Gain on dilution of interest	(1,124,779)	(1,514,962)	(630,084)
Value of options issued (Note 6(c))	5,087,460	1,167,062	1,585,965
Amortization	24,362	21,520	37,777
Gain on disposition of investment in NBI	(9,412)	-	-
Gain on disposition of investment in Loncor	(66,552)	-	-
Accrued interest	172,624	(558,576)	(191,603)
Changes in non-cash working capital
Accounts receivable and prepaid expenses	(135,123)	(148,953)	(105,967)
Accounts payable	738,999	1,437,386	1,209,355

	(5,198,270)	(1,593,885)	(3,746,412)
Investing activities
Acquisition of property, plant and equipment	(213,108)	(529,722)	(819,935)
Short term investments	16,362,813	(23,949,849)	(21,598,000)
Investment and advances to BRC DiamondCore Ltd.	(3,739)	387,310	-
Proceeds on sale of NBI	160,013	-	-
Proceeds on sale and advances (paid) to Loncor	413,156	(55,000)	-
Due from related parties and note receivable	-	-	(362,291)
Deferred exploration expenditures (Note 5)	(26,027,624)	(19,806,006)	(8,690,090)

	(9,308,489)	(43,953,267	(31,470,316)
Financing activities
Common shares issued and exercise of stock options for cash	4,671,648	50,757,431	26,338,750

Effect of foreign exchange on cash held in foreign currency	6,039,131	(899,223)	1,472,718

Net (decrease) increase in cash during the year	(3,795,980)	4,311,056	(7,405,260)

Cash, beginning of year	5,962,993	1,651,937	9,057,197
Cash, end of year	$ 2,167,013	$ 5,962,993	$ 1,651,937

The accompanying summary of significant accounting policies and notes are an integral part of these financial statements.

Banro Corporation

Summary of Significant Accounting Policies

(Expressed in U.S. dollars)

December 31, 2007, 2006 and 2005

Nature of Business

Banro Corporation's (the "Company") business focus is the exploration of mineral properties in the Democratic Republic of the Congo (the "Congo"). The Company was continued under the Canada Business Corporations Act on April 2, 2004. The Company was previously governed by the Ontario Business Corporations Act.

Principles of Consolidation

These consolidated financial statements include the accounts of the Company, its wholly-owned subsidiary in the United States, Banro American Resources Inc., and its wholly-owned subsidiaries in the Congo, Banro Congo Mining SARL, Kamituga Mining SARL, Lugushwa Mining SARL, Namoya Mining SARL and Twangiza Mining SARL. All inter-company transactions and balances have been eliminated on consolidation.

Investments	Investments in companies subject to significant influence are accounted for using the equity method.

Property, Plant and Equipment	Property, plant and equipment is recorded at cost less accumulated amortization. Amortization is recorded as follows:

Furniture and fixtures	-	20% declining balance basis
Office equipment	-	Straight line over four years
Vehicles	-	Straight line over four years
Communication equipment	-	Straight line over four years
Field camps	-	Straight line over four years
Surveying equipment	-	Straight line over four years
Geochemistry	-	Straight line over four years
Field equipment	-	Straight line over four years
Leasehold improvements	-	Straight line over five years

Asset Impairment

The Company monitors events and changes in circumstances which may require an assessment of the recoverability of its long lived assets. If required, the Company would assess recoverability using estimated undiscounted future operating cash flows. If the carrying amount of an asset is not recoverable, an impairment loss is recognized in operations, measured by comparing the carrying amount of the asset to its fair value.

Banro Corporation

Summary of Significant Accounting Policies

(Expressed in U.S. dollars)

December 31, 2007, 2006 and 2005

Foreign Currency Translation

These consolidated financial statements are expressed in the functional currency of the Company, United States dollars. The Company’s foreign operations are all considered integrated operations and are translated as follows: monetary assets and liabilities are translated at the spot rates of exchange in effect at the end of the year; non-monetary items are translated at historical exchange rates in effect on the dates of the transactions. Revenues and expense items are translated at average rates of exchange in effect during the year, except for amortization which is translated at its corresponding historical rate. Realized exchange gains and losses are included in the consolidated statements of operations and other comprehensive loss. The Company's self-sustaining equity investee is accounted for under the current rate method. Under this method, all assets and liabilities are translated at the exchange rate in effect at the balance sheet date. Revenue and expenses are translated at actual or average rates for the period. Exchange gains or losses arising from the translation are recorded in equity in the cumulative translation adjustment component of other comprehensive income. The Company accounts for BRC DiamondCore Ltd. as a self-sustaining equity investee.

Deferred Exploration

Expenditures

Exploration costs relating to mineral properties and rights are deferred and carried as an asset until the results of the projects are known. As the Company currently has no operational income, any incidental revenues earned in connection with these properties or related exploration activities are applied as a reduction to capitalized exploration costs. If a property is determined to be non-commercial, non- productive or its value is impaired, those costs in excess of estimated recoveries are written off to operations.

Stock Options

The Company has a stock option plan, which is described in Note 6(c). The Company uses the fair value method of accounting for stock options granted to directors, officers and employees whereby the fair value of options granted is recorded as a compensation expense in the financial statements. Compensation expense on stock options granted to non-employees is recorded as an expense in the period at the earlier of the completion of performance and the date the options are vested using the fair value method. Any consideration paid by directors, officers, employees and consultants on exercise of stock options or purchases of shares is credited to share capital.

Asset Retirement Obligations

The fair value of the liability of an asset retirement obligation is recorded when it is incurred and the corresponding increase to the asset is depreciated over the life of the asset. The liability is increased over time to reflect an accretion element considered in the initial measurement at fair value.

Banro Corporation

Summary of Significant Accounting Policies

(Expressed in U.S. dollars)

December 31, 2007, 2006 and 2005

Financial Instruments,

Comprehensive Income, Hedges

and Equity

Effective January 1, 2007, the Company adopted Canadian Institute of Chartered Accountants ("CICA") accounting standards related to, Comprehensive Income (Section 1530), Financial Instruments – Recognition and Measurement (Section 3855), Financial Instruments – Disclosure and Presentation (Section 3861), Hedges (Section 3865) and Equity (Section 3251). These accounting statements have been adopted on a prospective basis and prior periods have not been restated.

Section 1530 establishes standards for reporting and presenting comprehensive income, which is defined as the change in equity from transactions, event and circumstances from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with generally accepted accounting principles.

Under section 3855, financial instruments must be classified into one of the following categories: held-to-maturity, held-for-trading, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments, including derivatives, are measured in the balance sheet at fair value, except for loans and receivables, held-to-maturity investments and other financial liabilities which are measured at amortized cost. Subsequent measurement and recognition of changes in the fair value will depend on their initial classification; held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net income, while available-for-sale financial instruments are measured at fair value, with unrealized changes in fair value recorded in other comprehensive income.

Upon adoption of these new standards, the Company designated its cash and cash equivalents as held-for-trading. Accounts receivable have been classified as loans and receivables. Short term investments have been classified as held-to-maturity. Accounts payable and accrued liabilities have been classified as other financial liabilities. The Company’s investment in Nevada Bob’s International Inc., previously carried at cost less provision for other than temporary declines in value, was designated as available-for-sale. As a result of the adoption of these recognition and measurement standards for financial instruments the Company recorded an unrealized loss of $18,825 related to its available-for-sale investments in accumulated other comprehensive income.

Section 3861 establishes standards for presentation of financial instruments and identifies the information required for disclosure in the company’s financial statements.

Banro Corporation

Summary of Significant Accounting Policies

(Expressed in U.S. dollars)

December 31, 2007, 2006 and 2005

Section 3865 specifies the criteria under which hedge accounting can be used and establishes the required disclosures. The Company is not currently engaged in any hedging activity. As a result, the adoption of section 3865 did not have any impact on the Company’s consolidated financial statements.

The Company’s adoption of section 3251 resulted in expanded disclosure of its components of shareholder’s equity.

Income Taxes

The asset and liability method is used to determine income taxes. Pursuant to this method, future tax assets and liabilities are recognized for future tax consequences attributable to differences between financial statement carrying values and tax bases of assets and liabilities. Future tax assets and liabilities are measured using substantially enacted tax rates expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rate is recognized in income in the period that includes the substantive enactment date. Net future income tax assets are offset by valuation allowances to the extent that they are not more likely not to be realized.

Use of Estimates

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates and assumptions include those related to the recoverability of deferred exploration expenditures.

Variable Interest Entities

Variable Interest Entities (“VIE's”) are consolidated by the Company when it is determined that it will, as the primary beneficiary, absorb the majority of the VIE's expected losses or expected residual returns. The Company currently does not have any VIE's.

Banro Corporation

Summary of Significant Accounting Policies

(Expressed in U.S. dollars)

December 31, 2007, 2006 and 2005

Accounting Changes

Effective January 1, 2007 the Company adopted the revised recommendations of CICA Section 1506, Accounting Changes which provides expanded disclosures for changes in accounting policies, accounting estimates and correction of errors. Under the revised standards, a voluntary change in accounting policies is permitted only when required by a primary source of GAAP or when the change results in financial statements providing more reliable and relevant information about the effects of transactions, other events or conditions on the entity’s financial position, financial performance or cash flows. Accounting changes are applied retrospectively unless otherwise permitted or unless it is impractical to determine the period or cumulative impact of the changes. Corrections of prior period errors are applied retrospectively and changes in accounting estimates are applied prospectively. This did not affect the Company’s consolidated financial statement position, results of operations or cash flows. This standard also requires that any new CICA Handbook standards to be adopted in future periods and the impact of those new standards need to be disclosed in the financial statements.

Future Accounting Standards	Capital Disclosures

In December 2006, the CICA issued accounting standards Section 1535, Capital disclosures which requires companies to disclose their objectives, policies and processes for managing capital as well as compliance with any externally imposed capital requirements. Section 1535 applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after October 1, 2007. The Company does not expect the adoption of this standard to have a significant impact on its consolidated financial statements.

Financial Instruments - Disclosure and Presentation

In December 2006, the CICA issued accounting standards Section 3862 Financial Instruments – Disclosure and Section 3863 Financial Instruments – Presentation. Section 3862 modifies the disclosure requirements of Section 3861 and requires entities to provide disclosures in their financial statements that enable users to evaluate the significance of financial instruments on the entity’s financial position and performance as well as the nature and the risks arising from financial instruments and non-financial derivatives.

Banro Corporation

Summary of Significant Accounting Policies

(Expressed in U.S. dollars)

December 31, 2007, 2006 and 2005

Section 3863 carries forward unchanged the presentation requirements for financial instruments of Section 3861, Financial Instruments - Disclosure and Presentation. Sections 3862 and 3863 apply to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007. The Company does not anticipate the adoption of these standards to have a significant impact on its consolidated financial statements.

International Financial Reporting Standards (“IFRS”)

In January 2006, the CICA Accounting Standards Board (“AcSB”) adopted a strategic plan for accounting standards in Canada under which the current accounting standards for public companies in Canada are expected to converge with IFRS by the end of year 2011. The Company will continue to monitor the developments in regards to the AcSB’s plan and has not yet determined the impact of these prospective changes on the consolidated financial statements of the Company.

Goodwill and intangible assets

In February 2008, the CICA issued accounting standard Section 3064, Goodwill and intangible assets, replacing Section 3062 Goodwill and intangible assets and Section 3450, Research and development costs. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. Section 3064 will be applicable to financial statements relating to fiscal years beginning on or after October 1, 2008. The Company is currently evaluating and has not yet determined the impact of the adoption of this standard, if any, on its consolidated financial statements.

Banro Corporation

Summary of Significant Accounting Policies

(Expressed in U.S. dollars)

December 31, 2007, 2006 and 2005

1.	Interest in Congolese Subsidiaries

The Company operates primarily in one operating segment and its assets located in the Congo, including its interests in gold properties, may be subject to sovereign risks, including political and economic instability, government regulations relating to mining, military repression, civil disorder, currency fluctuations and inflation, all or any of which may impede the Company's activities in this country or may result in the impairment or loss of part or all of the Company's interest in the properties.

2.	Short Term Investments

The Company has invested in US$ commercial paper and discount notes with interest rates varying from 4.78% to 4.93%, maturities up to February 1, 2008 and a market value of $18,486,429 and Cdn$ discount notes and bankers acceptance with interest rates varying from 4.35% to 4.41%, maturities up to February 11, 2008 and a market value of $11,275,006 (Cdn$ 11,176,652).

3.	Investments

	December 31, 2007	December 31, 2006
BRC DiamondCore Ltd. (a)	$ 3,507,960	$ 2,022,872
Loncor Resources Inc. (b)	-	342,705
Nevada Bob’s International Inc.(c)	-	150,601

Investments, end of the year	$ 3,507,960	$ 2,516,178

(a)	Investment in BRC DiamondCore Ltd. (formerly BRC Diamond Corporation)

The Company owns 3,744,032 common shares, representing a 27.43% (December 31, 2006 – 30.14%) equity interest, in BRC DiamondCore Ltd. (“BRC”) with a quoted market value of approximately $26,438,856 (December 31, 2006 - $12,304,847). The principal business of BRC is the acquisition and exploration of diamond properties. The assets and liabilities of BRC are translated in US $ at the year end rate of exchange for the purpose of incorporation in the Company’s consolidated financial statements, using the equity method. Accumulated exchange gains and losses arising from such translation are reported in the consolidated balance sheets under accumulated other comprehensive loss as a separate component of shareholders’ equity.

On February 11, 2008, BRC completed the acquisition of all of the outstanding shares of Diamond Core Resources Limited (“Diamond Core”), a South African diamond exploration company. As the consideration for this acquisition, BRC issued to Diamond Core shareholders one common share of the Company for every 24.5 Diamond Core shares held (subject to the rounding of fractional shares), such that BRC now has outstanding approximately 25.74 million shares and, immediately following the completion of the acquisition, former Diamond Core shareholders held approximately 47% of BRC's outstanding shares. Concurrent with this transaction, BRC changed its name from BRC Diamond Corporation to BRC DiamondCore Ltd. and its shares were listed on the Toronto Stock Exchange and the JSE Limited in Johannesburg, South Africa. As a result of this transaction, the Company’s equity interest in BRC was reduced to approximately 14.55%.

Banro Corporation

Summary of Significant Accounting Policies

(Expressed in U.S. dollars)

December 31, 2007, 2006 and 2005

3.	Investments

(a)	Investment in BRC DiamondCore Ltd. (formerly BRC Diamond Corporation)

In April 2005, BRC issued, by way of private placement, 1,000,000 of its common shares at a price of Cdn$2.50 per share for gross proceeds of Cdn$2,500,000. The Company did not participate in this financing and therefore its equity interest in BRC was reduced to 35.78%. This reduction in equity interest resulted in a dilution gain of $630,084.

In March 2006, BRC issued, by way of private placement, 1,900,000 of its common shares at a price of Cdn$3.50 per share for gross proceeds of Cdn$6,650,000. In April 2006, BRC issued 60,000 common shares, on the exercise of broker warrants, at a price of Cdn$2.50 per share for gross proceeds of Cdn$150,000. The Company did not participate in these financings and therefore its equity interest in BRC was reduced to 30.14%. This reduction in equity interest resulted in a dilution gain of $1,514,962.

In March 2007, BRC issued, by way of private placement, 1,000,000 of its common shares at a price of Cdn$5.00 per share for gross proceeds of Cdn$5,000,000. In addition, during 2007, BRC issued 227,600 common shares, on the exercise of broker warrants and stock options, for gross proceeds of Cdn$472,560. The Company did not participate in these financings and therefore its equity interest in BRC was reduced to 27.43%. This reduction in equity interest resulted in a dilution gain of $1,124,779.

The Company's investment in BRC is summarized as follows:

	December 31, 2007	December 31, 2006

Equity investment, beginning of year	$ 2,022,873	$ 708,292
Share of loss	(480,271)	(387,425)
Gain on dilution of interest	1,124,779	1,514,962
Share of contributed surplus	333,270	179,759
Cumulative translation adjustment	503,570	7,284
Equity investment, end of year	$ 3,504,221	2,022,872
Amount due to BRC	3,739	-
	$ 3,507,960	$ 2,022,872

BRC’s summarized consolidated balance sheet as at December 31, 2007 and 2006 and income statement for the years ended December 31, 2007, 2006 and 2005, converted to US $ at the year end rate of exchange, are as follows:

	2007	2006
Assets
Current assets	$ 1,346,209	$ 329,988
Investment	-	78,939
Deferred charges	2,052,110	-
Mineral properties	14,313,184	6,401,050
Property, plant and equipment	598,877	138,695

	18,310,380	6,948,672

Liabilities	(5,535,542)	(237,082)

Net Equity	$ 12,774,838	$ 6,711,590

Banro Corporation

Summary of Significant Accounting Policies

(Expressed in U.S. dollars)

December 31, 2007, 2006 and 2005

3.	Investments (continued)

(a)	Investment in BRC DiamondCore Ltd. (formerly BRC Diamond Corporation) (continued)

	2007	2006	2005
Income Statement
Interest income	$ -	$ 336	$ 263
Expenses	(1,848,313)	(887,642)	(899,996)
Loss on disposition of investment	(15,597)	-	-
Write-off of mineral claims	(16,440)	(355,531)	(25,465)

Net Loss	$ (1,880,350)	$ (1,242,837)	$ (925,198)

(b)	Investment in Loncor Resources Inc.

As at December 31, 2006, the Company owned 2,584,300 common shares, representing a 48.76% equity interest in Loncor Resources Inc. (“Loncor”), a mineral exploration company. On December 21, 2007, the Company sold back to Loncor all of its common shares of Loncor at fair value of Cdn$258,430. The Company received all amounts due from Loncor in the amount of $ 413,156.

On March 30, 2006, the Board of Directors of the Company approved the issue of common shares of the then wholly-owned subsidiary, Loncor, to an officer and director of the Company for cash consideration of Cdn$271,570. This resulted in the Company’s equity interest in Loncor being reduced from 100% to 48.76% and the Company no longer controlling this entity. As the Company continued to exercise significant influence over Loncor’s operations until its disposal in the current year, it changed the method of accounting for its investment in Loncor from the consolidation method to the equity method.

The Company's investment in Loncor is summarized as follows:

	December 31, 2007	December 31, 2006

Equity investment, beginning of year	$ 185,705	$ 215,000
Share of loss	(100,356)	(29,295)
	85,349	185,705
Disposition of investment	(256,156)	-
Gain on disposition of investment	170,807	-

Equity investment, end of year	-	185,705
Amount due from Loncor	-	157,000
	$ -	$ 342,705

Banro Corporation

Summary of Significant Accounting Policies

(Expressed in U.S. dollars)

December 31, 2007, 2006 and 2005

3.	Investments (continued)

(b)	Investment in Loncor Resources Inc.

Loncor’s summarized consolidated balance sheet as at December 31, 2007 and 2006 and income statement for the years ended December 31, 2007, 2006 and 2005, are as follows:

	December 31, 2007	December 31, 2006
Assets
Current assets	$ 57,067	$ 77,613
Mineral properties	2,088,177	635,422
Property, plant and equipment	1,737	8,500

	2,146,981	721,535

Liabilities	(2,176,348)	(330,086)

Net Equity (deficiency)	$ (29,367)	$ 391,449

	December 31, 2007	December 31, 2006	December 31, 2005
Income Statement
Interest income	$ -	$ 18	$ -
Expenses	(1,497,283)	(363,528)	(120,038)
Charges capitalized to Mineral properties	1,291,467	303,447	120,038

Net Loss	$ (205,816)	$ (60,063)	$ -

(c)	Investment in Nevada Bob’s International Inc.

As at December 31, 2006, the investment in Nevada Bob’s International Inc. (“NBI”), a licensor of certain golf equipment and apparel trademarks, represented 4.67% of the outstanding common shares of NBI and was accounted for under the cost method and was written down only when there was an other than temporary loss in value.

On January 1, 2007, the Company designated this investment as available-for-sale and was therefore re-valued at fair value of $160,013, resulting in the recognition of an unrealized loss on adoption of $18,825.

During 2007, this investment was sold for $160,013 which resulted in a realized gain of $9,412 and moved out of accumulated other comprehensive loss.

Banro Corporation

Summary of Significant Accounting Policies

(Expressed in U.S. dollars)

December 31, 2007, 2006 and 2005

4.	Property, Plant and Equipment

December 31, 2007	Cost	Accumulated Amortization	Net Book Value

Furniture and fixtures	$ 167,656	$ 52,781	$ 114,875
Office equipment	474,300	317,463	156,837
Vehicles	772,716	519,335	253,381
Communication equipment	59,417	36,756	22,661
Field camps	488,104	278,880	209,224
Surveying equipment	90,057	55,663	34,394
Geochemistry	171,170	92,627	78,543
Field equipment	32,011	11,810	20,201
Leasehold improvement	152,470	125,706	26,764

	$ 2,407,901	$ 1,491,021	$ 916,880

December 31, 2006	Cost	Accumulated Amortization	Net Book Value

Furniture and fixtures	$ 167,656	$ 26,620	$ 141,036
Office equipment	370,599	236,943	133,656
Vehicles	772,716	331,477	441,239
Communication equipment	59,417	21,902	37,515
Field camps	431,291	162,390	268,901
Surveying equipment	90,057	33,149	56,908
Geochemistry	132,527	50,647	81,880
Field equipment	18,059	6,342	11,717
Leasehold improvement	152,470	115,693	36,777

	$ 2,194,792	$ 985,163	$ 1,209,629

Banro Corporation

Summary of Significant Accounting Policies

(Expressed in U.S. dollars)

December 31, 2007, 2006 and 2005

5.	Deferred Exploration Expenditures

Deferred Exploration Expenditures

	Year ended December 31, 2007	Year ended December 31, 2006	Cumulative from inception in April 1994 to December 31, 2007

Exploration costs	$ 26,027,624	$ 19,786,006	$ 72,901,610
Stock option compensation expense	3,446,115	2,076,385	6,432,326
Amortization of plant and equipment	481,495	419,708	1,254,466
Deconsolidation of Loncor	-	(332,127)	(332,127)

Net expenditures	29,955,234	21,949,972	80,256,275
Effect of exchange rate change	-	-	2,511

	29,955,234	21,949,972	80,258,786
Write-off	-	-	(16,191,442)

	$ 29,955,234	$ 21,949,972	$ 64,067,344

Mineral Rights

	Year ended December 31, 2007	Year ended December 31, 2006	Cumulative from inception in April 1994 to December 31, 2007
Mineral rights	$ -	$ 20,000	$ 9,701,194
Write-off	-	-	(9,681,194)

	$ -	$ 20,000	$ 20,000

Mineral rights and deferred exploration expenditures, capitalized prior to fiscal year 2000, were written off in 2000.

Total deferred exploration expenditures, December 31, 2007	$ 64,087,344

Total deferred exploration expenditures, December 31, 2006	$ 34,132,109

Included in total deferred exploration expenditures is a total cost of $213,898 paid by the Company to maintain the Banro Foundation, a charitable organization that promotes social responsibilities of the Company.

Banro Corporation

Summary of Significant Accounting Policies

(Expressed in U.S. dollars)

December 31, 2007, 2006 and 2005

6.	Share Capital

(a)	Authorized Share Capital

Unlimited number of common shares

Unlimited number of preference shares, issuable in series

(b)	Issued Share Capital - Common Shares

On July 29, 2005, the Company completed a private placement of 3,500,000 common shares of the Company at a price of Cdn$5.25 per share for gross proceeds of Cdn$18,375,000 (US$ 14,989,000). RBC Capital Markets acted as the Company’s agent in connection with the financing.

In October 2005, the Company completed a non-brokered private placement of 2,000,000 common shares of the Company at a price of Cdn$6.50 per share for gross proceeds of Cdn$13,000,000 (US$10,982,500). The purchasers of the shares were an investment fund managed by Actis Capital LLP and an investment fund co-managed by Actis Capital LLP and Cordiant Capital Inc.

On May 4, 2006, the Company completed a financing involving the issuance of 3,925,000 common shares of the Company at a price of Cdn$12.80 per share for total gross proceeds of Cdn$50,240,000. The underwriters who conducted the financing were RBC Capital Markets as lead manager, Raymond James Ltd. and MGI Securities Inc. In addition, the Company granted to the underwriters an option, exercisable for a period of 30 days after the date of closing, to purchase up to 451,000 in additional common shares of the Company at a price of Cdn$12.80 per share. This option was exercised in full, resulting in the issuance of 451,000 common shares of the Company on May 15, 2006.

(c)	Stock Options

The Company has an incentive Stock Option Plan under which non-transferable options to purchase common shares of the Company may be granted to directors, officers, employees or service providers of the Company or any of its subsidiaries.

Under this Stock Option Plan, for options granted prior to January 16, 2006, the options vest 25% immediately at grant date and 25% on each of the three consecutive six-month periods subsequent to the issuance. For options granted after January 16, 2006, 75% vest on the 12 month anniversary of their grant date and the remaining 25% of the options vest on the 18 month anniversary of their grant date. As at December 31, 2007, the Company had 3,690,551 stock options outstanding to acquire common shares at a weighted-average price of Cdn$9.81 per share, expiring at various dates between February 2008 and August 2012.

Banro Corporation

Summary of Significant Accounting Policies

(Expressed in U.S. dollars)

December 31, 2007, 2006 and 2005

6.	Share Capital - (continued)

(c) Stock Options - (continued)

The following table summarizes information about stock options during the year:

	Number of Options	Weighted average exercise price Cdn$
Outstanding at December 31, 2004	3,713,000	2.99
Exercised or forfeited	(456,000)	(1.62)
Granted	1,040,000	5.12

Outstanding at December 31, 2005	4,297,000	3.70
Exercised	(1,512,949)	(2.90)
Forfeited	(90,000)	(7.61)
Granted	2,117,000	13.90

Outstanding at December 31, 2006	4,811,051	8.36
Exercised	(1,259,500)	(4.21)
Forfeited	(224,000)	(14.63)
Granted	363,000	12.52

Outstanding at December 31, 2007	3,690,551	9.81

The following table summarizes information about stock options outstanding and exercisable at December 31, 2007:

	Options outstanding and exercisable
Date of grant	Number outstanding at 12/31/07	Options Exercisable at 12/31/07	Exercise price Cdn$	Expiry date

10/16/03	22,500	22,500	2.00	10/16/08
01/21/04	300,000	300,000	3.00	01/21/09
02/03/04	100,000	100,000	3.00	02/03/09
03/16/04	350,000	350,000	4.10	03/16/09
06/24/04	33,000	33,000	4.00	06/22/09
10/06/04	10,000	10,000	4.00	10/06/09
12/14/04	5,000	5,000	4.50	12/14/09
02/11/05	90,000	90,000	4.70	02/10/10
02/11/05	200,000	200,000	4.70	02/10/08
05/02/05	200,000	200,000	5.25	05/02/08
07/19/05	3,750	3,750	5.25	07/19/10
07/20/05	117,801	117,801	5.25	07/20/08
08/31/05	45,000	45,000	6.60	08/31/10
09/09/05	52,500	52,500	6.68	09/09/10
01/25/06	250,000	250,000	11.25	01/25/11
02/06/06	20,000	20,000	11.25	02/06/11
10/24/06	596,000	447,000	13.52	10/24/11
12/18/06	960,000	720,000	15.00	12/18/11
3/29/07	35,000	-	15.00	3/29/12
8/24/07	300,000	-	12.00	8/24/12

	3,690,551	2,966,551

Banro Corporation

Summary of Significant Accounting Policies

(Expressed in U.S. dollars)

December 31, 2007, 2006 and 2005

6.	Share Capital - (continued)

(c) Stock Options - (continued)

2005

During 2005, the Company recognized in the statement of operations as an expense $873,048 representing the fair value at the date of grant of stock options granted to employees, directors and officers under the Company’s stock option plan. In addition, an amount of $529,614 related to stock options issued to employees of the Company’s subsidiaries in the Congo was capitalized as deferred exploration expenditures. In addition, the Company recognized consulting fees of $712,917 representing the fair value of stock options granted to consultants under the Company’s stock option plan. These amounts were credited accordingly to contributed surplus in the balance sheet.

2006

During 2006, the Company recognized in the statement of operations as an expense $1,167,062 representing the fair value at the date of grant of stock options granted to employees, directors and officers under the Company’s stock option plan. In addition, an amount of $2,076,385 related to stock options issued to employees of the Company’s subsidiaries in the Congo was capitalized as deferred exploration expenditures. These amounts were credited accordingly to contributed surplus in the balance sheet.

2007

During 2007, the Company recognized in the statement of operations as an expense $5,734,295 representing the fair value at the date of grant of stock options granted to employees, directors and officers under the Company’s stock option plan. In addition, an amount of $3,446,115 related to stock options issued to employees of the Company’s subsidiaries in the Congo was capitalized as deferred exploration expenditures. These amounts were credited accordingly to contributed surplus in the balance sheet.

The Black-Scholes option-pricing model was used to estimate values of all stock options granted during the year based on the following factors:

(i)    risk-free interest rate: 3.83% to 4.23% (2006 – 3.83% to 4.08%; 2005 – 2.99% to 3.28%)

(ii)   expected volatility: 51.63% to 52.51% (2006 – 42.91% to 50.92%; 2005 – 32.16% to 43.21%)

(iii) expected life: 5 years (2006 – 3 to 5 years; 2005 – 3 to 5 years)

(iv) expected dividends: $Nil (2006 - $Nil; 2005 - $Nil)

Banro Corporation

Summary of Significant Accounting Policies

(Expressed in U.S. dollars)

December 31, 2007, 2006 and 2005

6.	Share Capital - (continued)

(c) Stock Options - (continued)

A summary of the status of the Company’s non-vested options as at December 31, 2007 and changes during the year is presented below:

Non-vested options	Number of Options	Weighted average grant date fair value (Cdn$)
Non-vested at December 31, 2006	2,172,000	$6.14
Granted	363,000	5.17
Forfeited	(224,000)	(6.86)
Vested	(1,587,000)	(5.84)

Non-vested at December 31, 2007	724,000	$6.09

(d)	Loss per Share

Loss per share was calculated on the basis of the weighted average number of common shares outstanding for the year ended December 31, 2007, amounting to 39,678,835 (2006 – 36,760,302; 2005 – 28,963,611) common shares.

Fully diluted loss per share has not been presented since the exercise of the options would be anti-dilutive.

7.	Related Party Transactions

Directors fees of $90,000 (2006 - $30,000; 2005 – $23,848) were accrued to non-executive directors of the Company.

Legal fees of $435,942 (2006 - $608,238; 2005 – $392,655), incurred in connection with general corporate matters (as well as the Company’s financings with respect to 2006 and 2005), were paid to a law firm of which one partner is a director of the Company and another partner is an officer of the Company. At December 31, 2007, $9,551 (2006 - $20,054; 2005 – 22,372) owing to this legal firm was included in accounts payable.

These transactions are in the normal course of operations and are measured at the exchange amount.

Banro Corporation

Summary of Significant Accounting Policies

(Expressed in U.S. dollars)

December 31, 2007, 2006 and 2005

8.	Lease Commitments

The Company's future minimum lease commitments for office premises as at December 31, 2007 for the following three years are as follows:

2008	$ 125,502
2009	101,371
2010	66,118
$ 292,991

9.	Segmented Reporting

The Company has one operating segment: the acquisition, exploration and development of precious metal projects located in the Democratic Republic of the Congo. Geographic segmentation of capital assets and deferred exploration costs is as follows:

	December 31, 2007	December 31, 2006

Democratic Republic of the Congo – deferred exploration costs	$ 64,087,344	$ 34,132,109
Democratic Republic of the Congo – capital assets	871,577	1,169,905
Canada – capital assets	45,303	39,724
	$ 65,004,224	$ 35,341,738

Banro Corporation

Summary of Significant Accounting Policies

(Expressed in U.S. dollars)

December 31, 2007, 2006 and 2005

10.	Income Taxes

The Company’s income tax provisions (recovery) for the years ended December 31, 2007, 2006 and 2005 have been calculated as follows:

	2007	2006	2005

Net loss for the year	$ 4,315,805	$ 3,058,375	$ 4,501,342

Combined federal and provincial income tax rates	36.12%	36.12%	36.12%

Income tax recovery at Canadian federal and provincial statutory rates
	$ (1,558,869)	$ (1,104,685)	$ (1,625,885)

Share issue costs	(285,136)	(262,972)	(115,945)
Other	216,172	-	9
Non deductible amounts expensed	1,101,166	483,375	317,262
Losses expired	323,265	-	311,726
Gain on dilution	(436,234)	548,078	-
Change in tax rate	(665,476)	-	-
Change in valuation allowance	(25,840)	336,204	1,112,833

	$ -	$ -	$ -

The nature and tax effect of the temporary differences giving rise to the future income tax assets and liabilities at December 31, 2007 and 2006 are summarized as follows:

	2007	2006

Property, plant and equipment	$ 33,222	$ 32,488
Foreign exchange	(2,185,374)	(270,935)
Share issue cost	744,308	947,918
Non-capital losses carried forward	5,520,640	3,429,165

Net future tax asset before valuation allowance	4,112,796	4,138,636
Valuation allowance	(4,112,796)	(4,138,636)

Net future tax asset	$ -	$ -

As at December 31, 2007, the Company had estimated net capital losses for Canadian tax purposes of $31,592,000. These losses do not expire and may be utilized to reduce future taxable capital gains, if any.

As at December 31, 2007, the Company has estimated non-capital losses for Canadian income tax purpose that may be carried forward to reduce taxable income derived in future years. A summary of these tax losses is provided below. These tax losses will expire as follows:

2008	$ 1,105,000
2009	1,904,000
2010	1,095,000
2015	5,240,000
2027	4,960,000
$ 14,304,000

A valuation allowance has been recorded to offset the potential benefits of these carry-forward non-capital losses and deductible temporary differences in these consolidated financial statements as the realization thereof is not considered more likely than not.

Banro Corporation

Summary of Significant Accounting Policies

(Expressed in U.S. dollars)

December 31, 2007, 2006 and 2005

11.	Significant Non-cash Transactions

During the period indicated the Company undertook the following significant non-cash transactions:

	Year ended December 31, 2007	Year ended December 31, 2006	Year ended December 31, 2005
Amortization included in deferred exploration expenditures	$ 481,495	$ 419,708	$ 245,302
Stock option compensation included in deferred exploration expenditures	$ 3,446,115	$ 2,076,385	$ 529,614

12.	Commitments and Guarantees

During the fourth quarter of 2007, the Company agreed to act as guarantor of a Cdn$3,000,000 line of credit facility (the “Facility”) arranged between BRC and RBC Dominion Securities Inc. (the “Lender”). Subsequent to the year end, the Facility was increased from $3,000,000 to $6,000,000. The said guarantee is secured by way of a pledge of the Company’s investments with the Lender. In connection with the guarantee, the Company and BRC entered into an agreement pursuant to which BRC agreed that it will pay all amounts outstanding under the Facility and terminate the Facility by no later than July 28, 2008.

13.	Financial instruments and risk management

Fair value of financial instruments

The balance sheet carrying amounts for cash, accounts receivable, short-term investments, accounts payable and accrued liabilities approximate fair value due to their short-term nature. Due to the use of subjective judgments and uncertainties in the determination of fair values these values should not be interpreted as being realizable in an immediate settlement of the financial instruments.

Foreign exchange risk

Foreign exchange risk is the risk that a variation in exchange rates between the United States dollar and Canadian dollar or other foreign currencies will affect the Company’s operations and financial results. A portion of the Company’s transactions is denominated in Canadian dollars and in Congolese francs. Significant foreign exchange gain or losses are reflected as a separate component of the consolidated statement of operations and deficit. The Company does not use derivatives instruments to reduce its exposure to foreign currency risk.

Banro Corporation

Summary of Significant Accounting Policies

(Expressed in U.S. dollars)

December 31, 2007, 2006 and 2005

13.	Financial instruments and risk management (continued)

Credit risk

Financial instruments which are potentially subject to credit risk for the Company consist primarily of cash and cash equivalents and short-term investments. Cash and cash equivalents as well as short-term investments are maintained with several financial institutions of reputable credit and may be redeemed upon demand. It is therefore the Company’s opinion that such credit risk is subject to normal industry risks and is considered minimal.

Mineral property risks

The Company’s operations in the Congo are exposed to various levels of political risk and uncertainties, including political and economic instability, government regulations relating to exploration and mining, military repression and civil disorder, all or any of which may have a material adverse impact on the Company’s activities or may result in impairment or loss of part or all of the Company's assets.

14.	Comparative Figures

The prior period figures have been reclassified to conform to the current presentation.

15.	Subsequent Events

In February and March 2008, the Company received an additional Cdn$1,240,000 from the exercise of 300,000 stock options.

Banro Corporation

Summary of Significant Accounting Policies

(Expressed in U.S. dollars)

December 31, 2007, 2006 and 2005

16. Generally Accepted Accounting Principles in Canada and the United States

The Company’s accounting policies do not differ materially from accounting principles generally accepted in the United States (“U.S. GAAP”) except for the following:

(a)	Employee and Directors Stock Options

Prior to 2003, the Company accounted for employee and director stock options under APB Opinion No. 25 under which no compensation cost is recognized when the exercise price equals or exceeds the fair value at the date of grant. The Company recognized no compensation cost as no stock options were granted with an exercise price less than fair value.

Under Canadian GAAP, effective January 1, 2002 on a prospective basis, the Company adopted the new CICA policy of accounting for stock based compensation. Compensation expense on stock options granted to directors, officers and employees, was not recorded. However, disclosure of the effects of accounting for the compensation expense, utilizing the fair value method estimated using the Black-Scholes Option Pricing Model, was disclosed as pro-forma information.

Under Canadian GAAP, effective January 1, 2003 on a prospective basis, the Company commenced the expensing of all stock based compensation for new stock option grants applying the fair value method estimated by using the Black-Scholes Option Pricing Model. For US GAAP the Company has adopted, effective January 1, 2003 on a prospective basis, the fair value recognition provisions of SFAS 123.

(b)	Mineral Properties

U.S. GAAP requires that costs pertaining to mineral properties with no proven reserves be reflected as expenses in the period incurred.

(c)	Equity Investment

For US GAAP purposes the equity loss from the investee must be increased by the costs pertaining to mineral properties with no proven reserves. In addition as the investee is a self sustaining operation account needs to be made of the cumulative translation adjustment relating to the conversion of the assets and liabilities of the investee into US dollars.

(d)	Financial instruments and other comprehensive income

Effective January 1, 2007, the Company adopted CICA accounting standards related to, Comprehensive Income and Financial Instruments. These accounting statements have been adopted on a prospective basis and prior periods have not been restated. The adoption of these standards in Canada eliminated previous US GAAP reconciliations with respect to the recognition and measurement of financial instruments.

Banro Corporation

Summary of Significant Accounting Policies

(Expressed in U.S. dollars)

December 31, 2007, 2006 and 2005

16. Generally Accepted Accounting Principles in Canada and the United States (continued)

(e)	Marketable Securities

Previously, under accounting principles generally accepted in Canada, gains (losses) in shares of public companies are not recognized until investments are sold unless there is deemed to be an impairment of value which is other than temporary. Under US GAAP, such investments are recorded at market value and the unrealized gain and losses are recognized in other comprehensive income unless there is deemed to be an impairment which is other than temporary. Under FAS 115 the Company accounted for the marketable security as held for sale. In 2007 after the adoption of Section 3855 of the CICA Handbook this investment was also designated as available for sale and no difference remains in the securities.

(e)	Recently issued United States Accounting Standards

In February 2007, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities which establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. The standard requires companies to provide additional information that will help investors and other users of financial statements to more easily understand the effect of the company’s choice to use fair value on its earnings. It also requires entities to display the fair value of those assets and liabilities for which the company has chosen to use fair value on the face of the balance sheet. This Statement is effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007.

At this time the Company does not anticipate a material effect with the adoption of this statement on the financial statements.

In December 2007, the FASB issued SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements”. This Statement amends ARB 51 to establish accounting and reporting standards for the non-controlling (minority) interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a non-controlling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. SFAS No. 160 is effective for financial statements issued for fiscal years beginning after December 15, 2008. The Company does not expect the adoption of SFAS 160 to have a material impact on its financial conditions or its results of operations.

In December 2007, the FASB issued SFAS 141R, Business Combinations. SFAS 141R replaces SFAS 141. The statement retains the purchase method of accounting for acquisitions, but requires a number of changes, including changes in the way assets and liabilities are recognized in the purchase accounting. It changes the recognition of assets acquired and liabilities assumed arising from contingencies, requires the capitalization of in-process research and development at fair value, and requires the expensing of acquisition-related costs as incurred. The statement will apply prospectively to business combinations occurring on or after December 15, 2008. The Company does not anticipate a material effect with the adoption of this statement on the financial statements.

Banro Corporation

Summary of Significant Accounting Policies

(Expressed in U.S. dollars)

December 31, 2007, 2006 and 2005

16. Generally Accepted Accounting Principles in Canada and the United States (continued)

The impact of the foregoing on the financial statements is as follows:

Income Statement

	2007	2006	2005

Loss per Canadian GAAP	$ (4,315,805)	$ (3,058,375)	$ (4,501,342)
Equity loss adjustment	(1,543,863)	(1,117,815)	(642,677)
Deferred exploration	(29,955,234)	(21,949,979)	(9,465,006)

Loss per U.S. GAAP	(35,814,902)	(26,126,169)	(14,609,025)
Other comprehensive gain(loss) – Cumulative translation adjustment	61,669	(20,769)	21,804
Other comprehensive gain(loss) – Adjustment for shares available for sale	-	56,476	(75,301)

Total comprehensive loss	$ (35,753,233)	$ (26,090,462)	$ (14,662,522)

Loss per share (basic and diluted)	$ (0.90)	$ (0.71)	$ (0.50)

Balance Sheet

	December 31, 2007	December 31, 2006

Total assets per Canadian GAAP	$ 100,856,360	$ 90,398,386
Investment available for sale	-	(18,825)
Equity investment	(3,926,402)	(1,929,278)
Deferred exploration	(64,087,344)	(34,132,109)

Total assets per U.S. GAAP	$ 32,842,614	$ 54,318,174

Total liabilities per Canadian and U.S. GAAP	$ 3,597,956	$ 2,858,957

Shareholders’ equity per Canadian GAAP	$ 97,258,404	$ 87,539,429
Equity investment adjustments	3,484,502	(1,964,567)
Deferred exploration	(64,087,344)	(34,132,109)
Accumulated other comprehensive loss per U.S. GAAP
Accumulated other comprehensive loss	-	(18,825)
Cumulative translation account	(441,900)	35,289

Total shareholders’ equity per U.S. GAAP	$ 29,244,658	$ 51,459,217

Total liabilities and shareholders’ equity per U.S. GAAP	$ 32,842,614	$ 54,318,174

Banro Corporation

Summary of Significant Accounting Policies

(Expressed in U.S. dollars)

December 31, 2007, 2006 and 2005

16. Generally Accepted Accounting Principles in Canada and the United States (continued)

Cash Flow

	2007	2006	2005

Cash flow provided by (used in)
Operating activities per Canadian GAAP	$ (5,198,270)	$ (1,593,885)	$ (3,746,412)
Deferred exploration	(26,027,624)	(19,806,006)	(8,690,090)

Operating activities per US GAAP	(31,225,894)	(21,399,891)	(12,436,502)

Investing activities per Canadian GAAP	(9,308,489)	(43,953,267)	(31,470,316)
Deferred exploration	26,027,624	19,806,006	8,690,090

Investing activities per US GAAP	16,719,135	(24,147,261)	(22,780,226)

Financing activities per Canadian & US GAAP	4,671,648	50,757,431	26,338,750

Effect of foreign exchange on cash	6,039,131	(899,223)	1,472,718

Net (decrease) increase in cash during the year	(3,795,980)	4,311,056	(7,405,260)

Cash, beginning of year	5,962,993	1,651,937	9,057,197

Cash, end of the year	$ 2,167,013	$ 5,962,993	$ 1,651,937

EXHIBIT 3

BANRO CORPORATION

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2007

The following management’s discussion and analysis (“MD&A ”), which is dated as of March 28, 2008, provides a review of the activities, results of operations and financial condition of Banro Corporation (the “Company”) as at and for the financial year of the Company ended December 31, 2007 (“fiscal 2007”) in comparison with those as at and for the financial year of the Company ended December 31, 2006 (“fiscal 2006”), as well as future prospects of the Company. This MD&A should be read in conjunction with the audited consolidated financial statements of the Company for fiscal 2007 and fiscal 2006. As the Company’s consolidated financial statements are prepared in United States dollars, all dollar amounts in this MD&A are expressed in United States dollars unless otherwise specified. Additional information relating to the Company, including the Company’s annual information form, is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Forward-Looking Statements

The following MD&A contains forward-looking statements. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding mineral resources, exploration results and future plans and objectives of the Company) are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things, failure to establish estimated mineral resources (the mineral resource figures referred to in this MD&A and in other public filings of the Company are estimates and no assurances can be given that the indicated levels of gold will be produced), the possibility that future exploration results will not be consistent with the Company's expectations, changes in world gold markets and equity markets, political developments in the Democratic Republic of the Congo (the "DRC"), changes to regulations affecting the Company's activities, uncertainties relating to the availability and costs of financing needed in the future, the uncertainties involved in interpreting drilling results and other ecological data and the other risks involved in the gold exploration and development industry. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

General

The Company is engaged in the acquisition and exploration of gold properties. The Company’s main exploration focus is in the South Kivu and Maniema Provinces of the DRC where the

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Company holds, through four wholly-owned DRC subsidiaries, a 100% interest in four gold projects, Twangiza, Namoya, Lugushwa and Kamituga. As well, in March 2007 the Company announced that its wholly-owned DRC subsidiary, Banro Congo Mining SARL, had acquired 14 exploration permits (the “New PRs”) covering ground located between and contiguous to the Company’s Twangiza, Kamituga and Lugushwa projects, covering an area of 3,130 square kilometers.

During fiscal 2007 and up to the date of this MD&A, the Company continued its exploration activities at Twangiza, Namoya and Lugushwa. Exploration activities at all three projects consisted of core drilling as well as gridding, soil sampling, trenching and rock sampling and geological mapping. No ground exploration was undertaken during fiscal 2007 with respect to the Kamituga project or the New PRs.

During 2007, the Company completed LIDAR, airborne and radiometric surveys over all four of its project areas.  As well, two of the new New PRs located between Lugushwa and Kamituga were covered by airborne and radiometric surveys. As a result of delays in completing the in-fill drilling programs at Twangiza and Namoya, the Company fell short of its exploration objective set for fiscal 2007 to complete pre-feasibility studies on its Twangiza and Namoya projects by September 2007. It is now planned that Twangiza and Namoya pre-feasibility studies will be completed by the second quarter of 2008.

Twangiza Project

During 2007, the Company drilled 120 core holes totaling 26,411 metres of drilling at the Twangiza project, using four core rigs. Drilling was focused on the Twangiza Main and Twangiza North deposits. In total, the Company has completed 191 core holes totaling 43,476 metres of drilling at Twangiza during the last two fiscal years. The current mineral resource estimates for Twangiza are summarized as follows:

	(using a 1.0 g/t Au cut-off)

Mineral Resource Category	Tonnes	Au (g/t)	Ounces

Measured	14,510,000	2.82	1,315,000
Indicated	39,119,000	2.03	2,558,000
Measured & Indicated	53,629,000	2.25	3,872,000

Inferred	46,188,000	1.82	2,705,000

Ounces and tonnes rounded to the nearest ’000.

In July 2007, the Company announced the results of a preliminary economic assessment (i.e. a "scoping study") of the Company's Twangiza project. This preliminary economic assessment was undertaken by a number of independent engineering consultants, including SRK Consulting, Cardiff (mining and environmental), SGS Lakefield, Johannesburg (metallurgical testwork), Knight Piésold Ltd., Vancouver (power) and SENET, Johannesburg (processing and infrastructure). SENET also undertook the preliminary economic valuation and report compilation.

Full details with respect to the Twangiza preliminary economic assessment, as well as additional information with respect to the Twangiza project, are contained in the technical report dated September 13, 2007 and entitled "Preliminary Assessment NI 43-101 Technical Report,

2

Twangiza Gold Project, South Kivu Province, Democratic Republic of Congo". A copy of this report can be obtained from SEDAR at www.sedar.com.

During 2007, the Company also commenced exploration in the Mufwa prospect and a fly camp was established at Mufwa, which is located 14 kilometres northwest of the Twangiza Main deposit. The Company plans to commence drilling at this new prospect after groundwork has been completed.

Namoya Project

During 2007, the Company drilled 23 core holes totaling 5,582 metres of drilling at the Namoya project. In total, the Company has completed 121 core holes totaling 20,752 metres of drilling at Namoya since the commencement of drilling in August 2005.

In July 2007, the Company announced the results of a preliminary economic assessment (i.e. a "scoping study") of the Company's Namoya project. This preliminary economic assessment was undertaken by a number of independent engineering consultants, including SRK Consulting, Cardiff (mining and environmental), SGS Lakefield, Johannesburg (metallurgical testwork), Knight Piésold Ltd., Vancouver (power) and SENET, Johannesburg (processing and infrastructure). SENET also undertook the preliminary economic valuation and report compilation.

Full details with respect to the Namoya preliminary economic assessment, as well as additional information with respect to the Namoya project (including the current mineral resource estimates), are contained in the technical report dated August 17, 2007 and entitled "Preliminary Assessment NI 43-101 Technical Report, Namoya Gold Project, Maniema Province, Democratic Republic of Congo". A copy of this report can be obtained from SEDAR at www.sedar.com.

Lugushwa Project

The exploration at the Company’s Lugushwa project during fiscal 2007 focused on evaluating the G20/21 and D18/19 prospects. A drilling program undertaken during 2007 completed 11 core holes totaling 2,493 metres of drilling. In total, the Company has completed 65 core holes totaling 10,815 metres of drilling at Lugushwa since the commencement of drilling in 2006. It is proposed that the Company will carry out an additional 10,000 metres of core drilling at Lugushwa during 2008 focusing on existing deposits and extensions as well as newly defined targets. Drilling results are expected to be incorporated into a preliminary economic assessment, which is planned to be completed by the end of the fourth quarter of 2008, subject to sufficient drilling being undertaken.

Additional information with respect to the Lugushwa project, including the current mineral resource estimates, is contained in the technical report of Michael B. Skead dated March 30, 2007 and entitled "Third NI 43-101 Technical Report, Lugushwa Project, South Kivu Province, Democratic Republic of the Congo". A copy of this report can be obtained from SEDAR at www.sedar.com.

Kamituga Project

During 2007, the Kamituga project was covered by the LIDAR, aeromagnetic and radiometric surveys that were carried out as part of a regional program. No ground exploration was undertaken at Kamituga during fiscal 2007. It is anticipated that exploration at Kamituga will

3

commence during the first half of 2008, such exploration planned to consist of gridding, geological mapping and soil, trench and adit sampling in the vicinity of the Little Mobale open pit.

Regional Exploration (Banro Congo Mining SARL)

During fiscal 2007, the properties covered by New PR 1570 and New PR 1577 located between Kamituga and Lugushwa were flown as part of the aeromagnetic and radiometric surveys conducted by the Company. No ground exploration field work was undertaken during 2007 on any of the New PRs.

Principal Exploration Objectives for 2008

The Company's principal exploration objectives for 2008 are to complete full feasibility studies on Twangiza and Namoya and, subject to completing sufficient drilling, to complete a preliminary economic assessment (i.e. "scoping study") at Lugushwa. In addition, the Company intends to complete additional airborne magnetic, LIDAR and radiometric surveys over Banro’s properties along the Twangiza-Namoya gold belt in order to prioritize target areas for exploration follow up.

Qualified Person

Daniel K. Bansah, the Company's Vice President, Exploration and a "qualified person" as such term is defined in National Instrument 43-101, has reviewed and approved the technical information in this MD&A.

Cautionary Note to U.S. Investors

The United States Securities and Exchange Commission (the "SEC") permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Certain terms are used in this MD&A, such as "measured", "indicated", and "inferred" "resources", that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in the Company's Form 40-F Registration Statement, File No. 001-32399, which may be secured from the Company, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

Selected Annual Information

As the Company is in the mineral exploration business and has not commenced mining operations, the Company has not generated any operating revenues to date. There is also no expectation of revenues from the Company's activities in the foreseeable future. The following financial data, which has been prepared in accordance with Canadian generally accepted accounting principles, is derived from the Company’s consolidated financial statements for each of the three most recently completed financial years.

4

	2007	2006	2005

Net loss	$ 4,315,805	$ 3,058,375	$ 4,501,342
Net loss per share	$ 0.11	$ 0.08	$ 0.16
Deferred exploration expenditures	$ 64,087,344	$ 34,132,109	$ 12,162,137
Total assets	$100,808,199	$ 90,398,386	$ 38,112,946

For fiscal 2007, the Company’s net loss increased by approximately 41% compared to the net loss reported for fiscal 2006. The Company’s net loss for fiscal 2007 was significantly impacted by increased stock option compensation expense of $5,734,295 (compared to $1,167,062 recorded in the prior year) and a foreign exchange gain of $3,276,337 (compared to a foreign exchange loss of $597,605 incurred during fiscal 2006).

The Company’s loss for fiscal 2006 decreased by 32% compared to fiscal 2005. This loss during fiscal 2006 was significantly impacted by: (a) increased interest income ($1,987,420 during fiscal 2006 compared to $336,642 during fiscal 2005); (b) increased stock-based compensation issued to employees and directors of the Company ($1,167,062 during fiscal 2006 compared to $873,048 during fiscal 2005); and (c) a foreign exchange loss of $597,605 (compared to a foreign exchange gain of $691,207 incurred during fiscal 2005). In addition, during fiscal 2006 the Company’s gain on dilution of interest in its investment in BRC Diamond Corporation (which changed its name in February 2008 to BRC DiamondCore Ltd.) (“BRC”) increased to $1,514,962 compared to $630,084 recorded during fiscal 2005. As at December 31, 2007, the Company held 27.43% (December 31, 2006 - 30.14%) of the outstanding shares of BRC (which is a diamond exploration company active in the DRC and in South Africa) with a quoted market value of approximately $26,208,224 as at December 31, 2007 (December 31, 2006 - $12,304,847). The shares of BRC trade on the Toronto Stock Exchange.

Results of Operations

The Company’s operations in fiscal 2007 ended with a net loss of $4,315,805, or $0.11 per share, compared to a net loss of $3,058,375, or $0.08 per share, incurred in fiscal 2006. During fiscal 2007, significant changes in operating expenses occurred in the expense categories described below as compared to fiscal 2006:

Professional fees

Professional fees, which included mainly legal, audit and accounting fees, slightly decreased by $59,517 from $686,376 in fiscal 2006 to $626,859 in fiscal 2007. Legal fees were incurred in connection with the Company's general corporate activities and compliance with securities regulatory requirements. During fiscal 2006, the Company incurred additional legal fees with respect to work related to the filing of a prospectus with the securities regulatory authorities in Canada.

Consulting fees

Consulting fees decreased to $43,380 in fiscal 2007 from $245,435 in fiscal 2006, as many of the consulting agreements in force during 2006 expired and were not renewed in 2007.

Office and sundry

Office and sundry expenses, which included items such as rent, filing fees, insurance and communication costs, increased overall by approximately 13% during fiscal 2007 compared to fiscal 2006. This increase was mainly the combined result of a 39% decrease in office supplies

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and expenses, a 35% decrease in postage and shipping expenses, a 38% increase in insurance costs, a 30% increase in dues and subscriptions and a 10% increase in communication costs.

Salaries

Salary expenses increased by 27% to $1,653,228 during fiscal 2007 from $1,306,412 recorded during fiscal 2006, due mainly to a general increase in employee annual salary amounts as well as due to an increased number of employees.

Employee stock-based compensation

The fair value of employee stock-based compensation accrued during fiscal 2007 increased to $5,734,295 from $1,167,062 accrued during fiscal 2006, due to new stock option grants during fiscal 2006 and 2007.

Travel

Travel expenses increased by 52% from $451,291 in fiscal 2006 to $685,306 in fiscal 2007 reflecting increased visits to the Company's projects in the DRC, including analysts' visits to the projects, during fiscal 2007 as compared to fiscal 2006.

Shareholder relations and promotion

Expenses related to shareholder relations and promotion for fiscal 2007 decreased by 33% compared to fiscal 2006 mainly due to fewer promotional and investor relations activities undertaken during fiscal 2007 as compared to fiscal 2006. In addition, many of the agreements with respect to shareholder relations and promotion in force during 2006 were not renewed during fiscal 2007.

Foreign exchange gain/loss

The Company recorded a foreign exchange gain of $3,276,337 in fiscal 2007, compared to a foreign exchange loss of $597,605 in fiscal 2006, due to fluctuations in the value of the United States dollar relative to the Canadian dollar.

Interest income

The Company’s idle cash is invested in US$ and Cdn$ commercial papers and discount notes. During fiscal 2007, these short term investments generated interest revenue of $2,007,426 compared to $1,987,420 generated in fiscal 2006. Interest revenue recorded did not significantly vary from fiscal 2006 to fiscal 2007 as the total short-term investment amounts remained approximately the same on average throughout the two years.

Exploration expenditures

During fiscal 2007, the Company incurred exploration expenditures of $29,955,234 capitalized as deferred exploration expenditures in the Company’s consolidated balance sheet. The allocation of such exploration expenditures by project was as follows:

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Twangiza project	$ 15,699,410
Namoya project	7,340,025
Lugushwa project	5,862,692
Kamituga project	647,419
Banro Congo Mining SARL	405,688

Total	$ 29,955,234

Summary of Quarterly Results

The following table sets out certain unaudited consolidated financial information of the Company for each of the quarters of fiscal 2007 and fiscal 2006. This financial information has been prepared in accordance with Canadian generally accepted accounting principles.

2007
	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter

Net loss	$ (2,440,694)	$ (725,777)	$ (93,980)	$ (1,055,354)
Net loss per share	$ (0.06)	$ (0.02)	$ (0.00)	$ (0.03)
2006
	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter

Net (loss) income	$ (2,449,007)	$ (278,842)	$ (757,158)	$ 426,632
Net (loss) earnings per share	$ (0.06)	$ (0.01)	$ (0.02)	$ 0.01

The increase in the net loss recorded in the fourth quarter of 2007 as compared to the third quarter of 2007 was most significantly impacted by the recording during the fourth quarter of 2007 of stock-based compensation expense of $1,585,328. In addition, the Company recorded during the fourth quarter of 2007 a significant increase in salary expense due to the year end bonuses paid to employees. During the third quarter of 2007, the net loss increased to $725,777 compared to a net loss of $93,980 incurred in the second quarter of 2007, mostly due to employee stock option compensation of $1,230,127. The net loss during the third quarter of 2007 was also significantly impacted by foreign exchange gain of $1,245,021 as well as by the Company’s share of equity loss ($307,087) of BRC. During the second quarter of 2007, the Company’s net loss decreased to $93,980 compared to a net loss of $1,055,354 reported for the first quarter of 2007. The Company’s results in the second quarter of 2007 were significantly impacted by the recognition of stock-based compensation expense of $1,166,602 (which amount was a significant decrease from the amount recorded during the first quarter of 2007) and a recorded foreign exchange gain of $1,716,754. The Company’s results in the first quarter of 2007 were significantly impacted by the recognition of a gain on dilution of equity interest in BRC of $1,116,561, as well as by the recognition of stock-based compensation expense of $1,752,239. The increase in the net loss recorded in the fourth quarter of 2006 as compared to the third quarter of 2006 was most significantly impacted by the recording during the fourth quarter of 2006 of stock-based compensation expense of $664,773, as well by a foreign exchange loss which increased significantly from the foreign exchange gain recorded during the third quarter of 2006. In addition, the Company recorded during the fourth quarter of 2006 a significant increase in salary expense due to the year end bonuses paid to employees. The net loss incurred during the third quarter of 2006 decreased significantly, compared to the net loss incurred during the second quarter of 2006, due mainly to a general decrease in

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expenses including stock option compensation expense, consulting fees and shareholder relations and promotions. During the second quarter of 2006, the Company incurred a net loss of $757,158 compared to a net income of $426,632 reported for the first quarter of 2006. The Company’s results in the first quarter of 2006 were impacted by the recognition of a gain on dilution of equity interest in BRC of $1,487,760. During the second quarter of 2006, the Company’s results were impacted by a foreign exchange gain of $359,741, increased interest income as compared to the first quarter of 2006, and a United Kingdom national insurance contributions liability relating to stock option exercises by employees in the United Kingdom.

Liquidity and Capital Resources

As at December 31, 2007, the Company had cash and short term investments of $31,929,604 compared to cash and short term investments of $52,261,021 as at December 31, 2006. The Company received an additional $4,671,648 during fiscal 2007 from the exercise of 1,259,500 stock options under the Company’s stock option plan.

During fiscal 2007, the Company spent $26,027,624 in exploration expenditures and $213,108 on capital assets to carry on its DRC projects (compared to $19,806,006 in exploration expenditures and $529,722 on capital assets spent during fiscal 2006). During fiscal 2007, the Company's exploration activities at Twangiza, Lugushwa and Namoya consisted of drilling, gridding, soil sampling, trenching and rock sampling with geological mapping. The Company also conducted LIDAR, aeromagnetic and radiometric surveys over all four of its projects, as well as aeromagnetic and radiometric surveys over two New PRs located between Kamituga and Lugushwa.

The Company has a proposed exploration and general and administrative budget for 2008 of approximately $43.08 million in the aggregate, allocated as follows:

($ 000's)
Twangiza project	16,567
Namoya project	8,940
Lugushwa project	5,593
Kamituga project	3,422
Banro Congo Mining SARL	3,386
Administration and office support	5,174

Total	43,082

The actual expenditures incurred during 2008 at each project will be dependent on the exploration results achieved during 2008.

The Company will need to raise additional funds to complete the exploration programs proposed for 2008 and beyond. There is no assurance that such financing will be available on acceptable terms, if at all.

In February and March 2008, the Company received an additional Cdn$1,240,000 from the exercise of 300,000 stock options under the Company’s stock option plan.

Contractual Obligations

Currently, the Company has no significant long term contractual obligations and no long term debt, other than as described in the following table:

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Contractual Obligations	Payments due by period
	Total	Less than one year	One to three years	Four to five years	After five years

Operating leases	$ 292,991	$ 125,502	$ 167,489	$ -	$ -

Critical Accounting Estimates

Critical accounting estimates used in the preparation of the Company’s financial statements include estimates used in the calculation of the fair value of stock-based compensation. The Company used the Black-Scholes option pricing model to determine the fair value of stock options granted during the year. This model requires the Company to make reasonable assumptions in order to derive parameters such as expected volatility of the Company’s shares, the expected life of the option and interest rates, all of which are based on historical information. Future behaviors of these parameters are beyond the Company’s control, and thus, may be significantly different from the Company’s estimates.

The values of all stock options granted during fiscal 2007 were estimated, using the Black-Scholes option-pricing model, based on the following factors:

•	risk-free interest rate: 3.83% to 4.23% (2006 – 3.83% to 4.08%);
•	expected volatility: 51.63% to 52.51% (2006 – 42.91% to 50.92%);
•	expected life: 5 years (2006 – 3 to 5 years);
•	expected dividends: $Nil (2006 - $Nil).

Recent Accounting Pronouncements

International Financial Reporting Standards (“IFRS”)

In January 2006, the CICA Accounting Standards Board (“AcSB”) adopted a strategic plan for accounting standards in Canada under which the current accounting standards for public companies in Canada are expected to converge with IFRS by the end of year 2011. The Company will continue to monitor the developments in regards to the AcSB’s plan and has not yet determined the impact of these prospective changes on the financial statements of the Company.

Capital Disclosures

In December 2006, the CICA issued accounting standards Section 1535, Capital disclosures which requires companies to disclose their objectives, policies and processes for managing capital as well as compliance with any externally imposed capital requirements. Section 1535 applies to interim and annual consolidated financial statements relating to fiscal years beginning on or after October1, 2007. The Company does not expect the adoption of this standard to have a significant impact on its consolidated financial statements.

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Financial Instruments - Disclosure and Presentation

In December 2006, the CICA issued accounting standards Section 3862 Financial Instruments – Disclosure and Section 3863 Financial Instruments – Presentation. Section 3862 modifies the disclosure requirements of Section 3861 and requires entities to provide disclosures in their financial statements that enable users to evaluate the significance of financial instruments on the entity’s financial position and performance as well as the nature and the risks arising from financial instruments and non-financial derivatives.

Section 3863 carries forward unchanged the presentation requirements for financial instruments of Section 3861, Financial Instruments - Disclosure and Presentation. Sections 3862 and 3863 apply to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007. The Company does not anticipate the adoption of these standards to have a significant impact on its consolidated financial statements.

Goodwill and intangible assets

In February 2008, the CICA issued accounting standard Section 3064, Goodwill and intangible asset, replacing Section 3062 Goodwill and intangible assets and Section 3450, Research and development costs. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. Section 3064 will be applicable to financial statements relating to fiscal years beginning on or after October 1, 2008. The Company is currently evaluating and has not yet determined the impact of the adoption of this standard, if any, on its consolidated financial statements.

Financial Instruments

Fair value of financial instruments

The balance sheet carrying amounts for cash, accounts receivable, short-term investments, accounts payable and accrued liabilities approximate fair value due to their short-term nature. Due to the use of subjective judgments and uncertainties in the determination of fair values these values should not be interpreted as being realizable in an immediate settlement of the financial instruments.

Foreign exchange risk

Foreign exchange risk is the risk that a variation in exchange rates between the United States dollar and Canadian dollar or other foreign currencies will affect the Company’s operations and financial results. A portion of the Company’s transactions is denominated in Canadian dollars and in Congolese francs. Significant foreign exchange gain or losses are reflected as a separate component of the consolidated statement of operations and deficit. The Company does not use derivatives instruments to reduce its exposure to foreign currency risk.

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Credit risk

Financial instruments which are potentially subject to credit risk for the Company consist primarily of cash and cash equivalents and short-term investments. Cash and cash equivalents as well as short-term investments are maintained with several financial institutions of reputable credit and may be redeemed upon demand. It is therefore the Company’s opinion that such credit risk is subject to normal industry risks and is considered minimal.

Outstanding Share Data

The authorized share capital of the Company consists of an unlimited number of common shares and an unlimited number of preference shares, issuable in series. As at March 28, 2008, the Company had outstanding 40,160,137 common shares and stock options to purchase an aggregate of 3,390,551 common shares.

Related Party Transactions

During fiscal 2007, directors fees of $90,000 (2006 - $30,000) were paid to non-executive directors of the Company. During fiscal 2007, legal fees of $435,942 (2006 - $608,238), incurred in connection with general corporate matters (as well as the Company’s financing with respect to fiscal 2006) were paid to a law firm of which one partner is a director of the Company and another partner is an officer of the Company. As at December 31, 2007, $9,551 (2006 - $20,054) owing to this legal firm was included in accounts payable.

During the fourth quarter of 2007, the Company agreed to act as guarantor of a Cdn$3,000,000 line of credit facility (the “Facility”) arranged between BRC and RBC Dominion Securities Inc. (the “Lender”). Subsequent to the year end, the Facility was increased from $3,000,000 to $6,000,000. The said guarantee is secured by way of a pledge of the Company’s investments with the Lender. In connection with the guarantee, the Company and BRC entered into an agreement pursuant to which BRC agreed that it will pay all amounts outstanding under the Facility and terminate the Facility by no later than July 28, 2008.

These related party transactions occurred in the normal course of operations and were measured at the exchange value.

Risks and Uncertainties

The Company is subject to a number of risks and uncertainties that could significantly impact its operations and future prospects. The following discussion pertains to certain principal risks and uncertainties but is not, by its nature, all inclusive.

The Company’s operations in the DRC are exposed to various levels of political risk and uncertainties, including political and economic instability, government regulations relating to exploration and mining, military repression and civil disorder, all or any of which may have a material adverse impact on the Company’s activities or may result in impairment or loss of part or all of the Company's assets. In recent years, the DRC has experienced two wars and significant political unrest. Operating in the DRC may make it more difficult for the Company to obtain any required financing because of the perceived investment risk.

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The only sources of future funds for further exploration programs, or if such exploration programs are successful, for the development of economic ore bodies and the placing of them into commercial production, which are presently available to the Company are the sale of equity capital, or the offering by the Company of an interest in its properties to be earned by another party carrying out further exploration or development. There is no assurance that such sources of financing will be available on acceptable terms, if at all. In the event that commercial quantities of gold are found on the Company's properties, the Company does not have the financial resources at this time to bring a mine into production.

All of the Company's properties are in the exploration stage only and none of the properties contain a known body of commercial ore. The Company currently operates at a loss and does not generate any revenue from operations. The exploration and development of mineral deposits involve significant financial risks over a significant period of time which even a combination of careful evaluation, experience and knowledge may not eliminate. Few properties which are explored are ultimately developed into producing mines. Major expenditures may be required to establish reserves by drilling and to construct mining and processing facilities at a site. It is impossible to ensure that the Company's exploration programs will result in a profitable commercial mining operation.

There is a degree of uncertainty to the calculation of mineral resources. Until mineral resources are actually mined and processed, the quantity and grade of mineral resources must be considered as estimates only. In addition, the quantity and grade of mineral resources may vary depending on, among other things, metal prices. Any material change in quantity or grade of mineral resources may affect the economic viability of the deposit. In addition, there can be no assurance that gold recoveries or other metal recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

The Company's exploration and, if such exploration is successful, development of its properties is subject to all of the hazards and risks normally incident to gold exploration and development, any of which could result in damage to life or property, environmental damage and possible legal liability for any or all damage.

The price of gold has fluctuated widely. The future direction of the price of gold will depend on numerous factors beyond the Company's control including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumption patterns, speculative activities and increased production due to new extraction developments and improved extraction and production methods. The effect of these factors on the price of gold, and therefore on the economic viability of the Company's properties, cannot accurately be predicted. As the Company is only at the exploration stage, it is not yet possible for the Company to adopt specific strategies for controlling the impact of fluctuations in the price of gold.

The Company uses the United States dollar as its functional currency. Fluctuations in the value of the United States dollar relative to the Canadian dollar could have a material impact on the Company’s consolidated financial statements by creating gains or losses. During fiscal 2007 and fiscal 2006, the Company recorded a foreign exchange gain of $3,276,337 and a foreign exchange loss of $597,605, respectively, due to the variation in the value of the United States dollar relative to the Canadian dollar. No currency hedge policies are in place or are presently contemplated.

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Reference is made to the Company's annual information form dated March 28, 2008 for additional risk factor disclosure (a copy of such document can be obtained from SEDAR at www.sedar.com).

Evaluation of Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Company’s Chief Executive Officer and Chief Financial Officer, on a timely basis so that appropriate decisions can be made regarding public disclosure. As at December 31, 2007, management of the Company, with the participation of the Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of the Company’s disclosure controls and procedures as required by Canadian securities laws. Based on that evaluation, the Chief Executive Officer and the Chief Financial Officer have concluded that, as of December 31, 2007, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the Company’s annual filings and interim filings (as such terms are defined under Multilateral Instrument 52-109— Certification of Disclosure in Issuers’ Annual and Interim Filings of the Canadian Securities Administrators) and other reports filed or submitted under Canadian securities laws is recorded, processed, summarized and reported within the time periods specified by those laws and that material information is accumulated and communicated to management of the Company, including the Chief Executive Officer and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Internal Control Over Financial Reporting

Internal controls have been designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of financial statements together with the other financial information for external purposes in accordance with Canadian GAAP. The Company’s Chief Executive Officer and Chief Financial Officer have designed or caused to be designed under their supervision internal controls over financial reporting related to the Company, including its consolidated subsidiaries.

The Company’s Chief Executive Officer and Chief Financial Officer are required to cause the Company to disclose herein any change in the Company’s internal control over financial reporting that occurred during the Company’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. No changes were identified in the Company’s internal control over financial reporting during the quarter ended December 31, 2007, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

It should be noted that a control system, including the Company’s disclosure and internal controls and procedures, no matter how well conceived can provide only reasonable, but not absolute, assurance that the objective of the control system will be met and it should not be expected that the disclosure and internal controls and procedures will prevent all errors or fraud.

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EXHIBIT 4

Form 52-109F1 - Certification of Annual Filings

I, Michael J. Prinsloo, the Chief Executive Officer and President of Banro Corporation, certify that:

1.

I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Banro Corporation (the issuer) for the period ending December 31, 2007;

2.

Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3.

Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

(b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

(c)

evaluated the effectiveness of the issuer’s disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5.

I have caused the issuer to disclose in the annual MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date:	March 28, 2008.

(signed) “Michael J. Prinsloo”

Name: Michael J. Prinsloo

Title: Chief Executive Officer and President

EXHIBIT 5

Form 52-109F1 - Certification of Annual Filings

I, Donat K. Madilo, the Chief Financial Officer of Banro Corporation, certify that:

1.

I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of Banro Corporation (the issuer) for the period ending December 31, 2007;

2.

Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3.

Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared;

(b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

(c)

evaluated the effectiveness of the issuer’s disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5.

I have caused the issuer to disclose in the annual MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date:	March 28, 2008.

(signed) “Donat K. Madilo”

Name: Donat K. Madilo

Title: Chief Financial Officer